Exhibit 99.5

CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON OCTOBER 4, 2023

AND

MANAGEMENT INFORMATION CIRCULAR

These materials are important and require your immediate attention. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

If you have any questions or require further information with regard to voting your shares or completing your documentation, please contact Odyssey Trust Company, our transfer agent, toll free within North America at 1-888-290-1175 or 1-587-885-0960, or via www.odysseycontact.com.

AUGUST 23, 2023

CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders (the “Meeting”) of Curaleaf Holdings, Inc. (the “Company”) will be held on October 4, 2023 at 9:00 a.m. (Eastern Time). This year again, the meeting will be held in a virtual format only. Our virtual annual general and special meeting of shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter where they may physically be located on October 4, 2023. The Meeting will be held in virtual form only via live webcast at https://web.lumiagm.com/265315617.

The items for consideration at the Meeting are as follows:

1.	to receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2022, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”);

2.	set the number of directors to ten (10) and elect as directors for the forthcoming year the eight (8) nominees proposed by the Company (see page 3 of the accompanying management information circular (the “Information Circular”));

3.	to re-appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company (the “Board”) to fix the auditors’ remuneration and terms of engagement (see page 7 of the Information Circular);

4.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is reproduced as Schedule “A” of the Information Circular) to authorize and approve an amendment to the Company’s articles, as amended, in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares (the “Non-Voting Exchangeable Shares”) and (ii) restate the rights of the Company’s subordinate voting shares to provide for a conversion feature whereby each subordinate voting share may at any time, at the option of the holder, be converted into one Non-Voting Exchangeable Share (see page 8 and following of the Information Circular);

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the full text of which is reproduced on page 13 of the Information Circular) to approve certain amendments to the Company’s 2018 Stock and Incentive Plan, as amended, including all unallocated options, rights or other awards and entitlements issuable thereunder; and

6.	to transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

As a shareholder of the Company (a “Shareholder”), it is very important that you read the Information Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof is August 22, 2023 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed proxyholders) will have an equal opportunity to participate in the Meeting regardless of geographic location and equity ownership. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://web.lumiagm.com/265315617, where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered holders of subordinate voting shares of the Company (“Non- Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares of the Company will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting.

To be effective, the enclosed proxy or voting instruction must be returned to the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by: (i) mail using the enclosed return envelope; or (ii)  hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://web.lumiagm.com/265315617 and by clicking “Vote”. All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on October 2, 2023 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting and will only be able to attend as guests. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email.

If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management’s discussion and analysis, and other meeting materials of the Meeting (the “Meeting Materials”) to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://odysseytrust.com/client/curaleaf-holdings-inc/, the website for the Meeting Materials maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than September 20, 2023. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of annual general and special meeting of Shareholders and availability of Meeting Materials, for voting purposes.

DATED at New York, New York this 23rd day of August, 2023.

BY ORDER OF THE BOARD

(signed) “Boris Jordan”

Boris Jordan, Executive Chairman of the Board

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION		1
CAUTION REGARDING CANNABIS OPERATIONS IN THE UNITED STATES		2
PARTICULARS OF MATTERS TO BE ACTED UPON		2
1.	Presentation of the Financial Statements	2
2.	Number of Directors and Election of Directors	3
3.	Appointment of Auditors	7
4.	Amendments to the Company’s Articles	8
5.	Amendments to the LTIP	11
6.	Consideration of Other Business	14
GENERAL STATUTORY INFORMATION		14
Solicitation of Proxies		14
Notice-and-Access		14
Revocation of Proxy		16
Voting of Proxies and Discretion Thereof		16
Attendance and Participation at the Meeting		17
Non-Registered Holders		17
Interest of Certain Persons in Matters to be Acted Upon		18
Voting Securities and Principal Holders Thereof		19
Take-Over Bid Protection		23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		24
STATEMENT OF EXECUTIVE COMPENSATION		25
Compensation Discussion and Analysis		25
Elements of Compensation		25
Director Compensation		36
Director and Named Executive Officer Compensation, Excluding Compensation Securities		37
Stock Options and Other Compensation Securities		39
Exercise of Compensation Securities		41
Employment, Consulting and Management Agreements		42
STATEMENT OF CORPORATE GOVERNANCE		45
Board of Directors		45
Chair and Vice-Chair		45
Meetings of Independent Directors		45
Other Directorships		45
Orientation and Continuing Education		46
Ethical Business Conduct		46
Nomination of Directors		46
BOARD COMMITTEES		48
Compensation and Nominating Committee		48
Audit Committee		48
Assessments		50
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		51
ADDITIONAL INFORMATION		51
SCHEDULE “A” AMENDMENT RESOLUTION		A-1
EXHIBIT “1” AMENDMENT RESOLUTION		A-2
SCHEDULE “B” 2018 STOCK AND INCENTIVE PLAN		B-1
SCHEDULE “C” AUDIT COMMITTEE CHARTER		C-1

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CURALEAF HOLDINGS, INC.

(“Curaleaf” or the “Company”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated August 23, 2023 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company (“Management”) for use at the annual general and special meeting (the “Meeting”) of the holders of subordinate voting shares and holders of multiple voting shares (collectively, the “Shareholders”) of the Company to be held on October 4, 2023 at 9:00 a.m. (Eastern Time) for the purposes set out in the notice of annual general and special meeting of the Shareholders and notice of availability of meeting materials (the “Notice”) accompanying this Information Circular. This year again, the Meeting will be held in a virtual format only. Our virtual annual general and special meeting of Shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter their equity ownership or where they may physically be located on October 4, 2023. The Meeting will be held in virtual form only via live webcast at https://web.lumiagm.com/265315617. See “General Statutory Information” for more information on how to attend, participate and vote at the Meeting.

All dollar amounts herein are expressed in United States (“U.S.”) dollars, unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Information Circular constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved. Forward-looking statements contained in this Information Circular include, without limitation, statements relating to the approval by Shareholders of the Amendment Resolution (as defined herein) and the LTIP Resolution (as defined herein) as well as the implementation of those resolutions. Many risks, uncertainties and other factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks, uncertainties and other factors discussed in the “Risk Factors” sections of our annual management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2022 and 2021 dated May 1, 2023 and of our annual information form for the year ended December 31, 2022 dated May 1, 2023 (the “Annual Information Form”), both of which are available under the Company’s profile at www.sedarplus.ca. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully.

In respect of the forward-looking statements and information, the Company has provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this Information Circular are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The forward-looking statements contained in this Information Circular are made as of the date of this Information Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Information Circular when making an investment decision in the Company’s securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedarplus.ca under the Company’s profile for a discussion of these and other risks and uncertainties.

CAUTION REGARDING CANNABIS OPERATIONS IN THE UNITED STATES

Investors should note that there are significant legal restrictions and regulations that govern the cannabis industry in the U.S. Cannabis remains a Schedule I drug under the U.S. Controlled Substances Act (the “CSA”), making it illegal under federal law in the U.S. to, among other things, cultivate, distribute or possess cannabis in the U.S. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation.

While the approach to enforcement of such laws by the federal government in the U.S. has trended toward non-enforcement against individuals and businesses that comply with medical- or adult-use cannabis programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. The enforcement of federal laws in the U.S. is a significant risk to the business of the Company and any proceedings brought against the Company thereunder may adversely affect the Company’s operations and financial performance.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Presentation of the Financial Statements

The Company’s annual audited financial statements for the financial year ended December 31, 2022, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”) will be presented at the Meeting but will not be subject to a vote. A copy of the Financial Statements has been filed and is available at SEDAR+ under the Company’s profile on www.sedarplus.ca or at https://odysseytrust.com/client/curaleaf-holdings-inc/, the website for the Meeting Materials (as defined herein) maintained by the Company’s transfer agent and registrar, Odyssey Trust Company (“Odyssey”).

2.	Number of Directors and Election of Directors

The articles of the Company require a minimum of three (3) directors of the Company. At the last annual general meeting of the Company held on September 8, 2022, the Shareholders fixed the number of directors of the Company at nine (9), and there are currently eight (8) directors on the board of directors of the Company (the “Board”). The present term of office of each current director of the Company will expire at the Meeting. At the Meeting, it is (i) to set the number of directors of the Company at ten (10), and (ii) that eight (8) directors be elected or re-elected, as the case may be.

After recommendation by the Compensation and Nominating Committee of the Board (the “CN Committee”) that the director-nominees listed in this Information Circular be presented for election at this Meeting and after unanimous approval of such recommendation by the Board, the Company proposes to nominate at the Meeting the persons whose names are set forth in the following table, each to serve as a director of the Company until the next meeting of Shareholders at which the election of directors is considered, or until a successor is duly elected or appointed, unless such director resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act (British Columbia) (the “BCBCA”). The persons named in the accompanying form of proxy or voting instruction form, as applicable, intend to vote for the election of such persons at the Meeting, unless otherwise directed. The Company does not contemplate that any of the nominees will be unable to serve as a director of the Company.

The following table and the notes thereto set out the name of each person proposed by the Company to be nominated for election as a director of the Company at the Meeting, the period during which such persons have been a director of the Company, their principal occupation within the five (5) preceding years, all offices of the Company now held by such persons, and their shareholdings, which includes the number of voting securities of the Company beneficially owned, or over which control or direction is exercised, directly or indirectly, to the knowledge of the Company, based on publicly available filings.

Name of Proposed Nominee, Province/State and Country of Residence	Year First Elected or Appointed as Director	Principal Occupation(s) for the Past Five Years	Position(s) with the Company	Shares Owned, Controlled or Directed, Directly or Indirectly(1)(2)
Boris Jordan(3)(4) Florida, U.S.	2018	Curaleaf, Executive Chairman; The Sputnik Group, Founder; Renaissance Insurance, Chairman and Founder	Executive Chairman	93,970,705 Multiple Voting Shares 55,962,953 Subordinate Voting Shares
Joseph Lusardi Massachusetts, U.S.	2018	Curaleaf, CEO; Massapoag Advisors, Principal and Founder	Executive-Vice Chairman	5,378,548 Subordinate Voting Shares
Dr. Jaswinder Grover(5) Nevada, U.S.	2020	Allegiant Institute and the Smoke Ranch Surgery Center, Founder	Director	5,809,261 Subordinate Voting Shares
Karl Johansson(3)(4) Minnesota, U.S.	2018	Ernst & Young, Managing Partner	Director	71,989 Subordinate Voting Shares

Name of Proposed Nominee, Province/State and Country of Residence	Year First Elected or Appointed as Director	Principal Occupation(s) for the Past Five Years	Position(s) with the Company	Shares Owned, Controlled or Directed, Directly or Indirectly(1)(2)
Peter Derby(3)(4) New York, U.S.	2018	Concinnity Advisors, LP, Founder	Director	490,813 Subordinate Voting Shares
Mitchell Kahn(6) Illinois, U.S.	2020	Grassroots, Co-Founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO	Director	5,471,769 Subordinate Voting Shares
Shasheen Shah	2022	Coherent Strategies Consulting and Coaching, CEO	Director	Nil
Michelle Bodner	2022	Fountainhead Advisory Services, Inc., Principal; Curaleaf, Regional President; Curaleaf NY, President and CEO	Director	226,750 Subordinate Voting Shares

Notes:

(1)	No director beneficially owns, or controls or directs, directly or indirectly, any of the voting securities of the subsidiaries of the Company.
(2)	These figures do not include Options and RSUs (as each such term is defined herein) which are disclosed elsewhere in this Information Circular.
(3)	Member of the Audit Committee.
(4)	Member of the CN Committee.
(5)	Under the amended and restated merger agreement to acquire Cura Partners, Inc. (“Cura”) dated October 30, 2019, certain former securityholders of Cura have the right to appoint one individual to serve on the Board. Dr. Grover is the nominee appointed by such former securityholders.
(6)	Under the amended and restated merger agreement to acquire GR Companies, Inc. (“Grassroots”) dated June 22, 2020, the former core securityholders of Grassroots have the right to appoint one individual to serve on the Board. Mitchell Kahn, co-founder and former CEO of Grassroots, is the nominee appointed by the former core securityholders of Grassroots.
(7)	Mr. Shah was appointed as director effective as of December 16, 2022.
(8)	Ms. Bodner was appointed as director effective as of December 16, 2022.

The biographies of the proposed nominees for directors are set out below.

Boris Jordan | Executive Chairman of the Board. Mr. Jordan is an American businessman, co-founder of Renaissance Capital Group and The Sputnik Group, two international investment and advisory firms. In the early 1990’s, Mr. Jordan was considered a key player in the development of the Russian stock market and was a leader in the privatization of Russian State assets. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. After founding The Sputnik Group in 1999, Mr. Jordan has led the company in its investments in emerging industries, including investments in Renaissance Insurance, a company where Mr. Jordan is President and the Chairman of the Board. Mr. Jordan built Renaissance Insurance into one of the leading insurance groups in the Russian market. Since acquiring majority control of Curaleaf in 2014, Mr. Jordan has been impactful in the Company’s emergence as an industry leader. Mr. Jordan serves as a member of the Audit Committee, as well as a member of the CN Committee. Mr. Jordan holds a B.A. from New York University.

Joseph Lusardi | Executive Vice Chairman. Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has a decade of cannabis experience, as well as 20 years’ experience in finance, private equity and entrepreneurship. Since 2015, Mr. Lusardi has led the Company through a significant growth trajectory from a small medical device company to a publicly traded, vertically integrated multi state cannabis operator. In 2019, he oversaw two transformational acquisitions – Select, the leading cannabis wholesale brand in the United States, and Grassroots, which expanded Curaleaf’s presence from 12 to 19 states with over 130 licenses. Mr. Lusardi has been instrumental in developing an organizational strategy focused on the advancement of cannabis science to support patients in need of medical cannabis as well as adult-use customers. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Jaswinder Grover, M.D. | Director. Jaswinder Grover, M.D. is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years. Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the United States as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.

Karl Johansson | Director. Mr. Johansson has broad experience in multinational accounting and the co-ordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. From 1995 to 2000, Mr. Johansson was a Managing Partner of Ernst & Young CIS, after which he was a Regional Partner for Eastern Europe countries, including CIS (Vienna, Austria). From 2006 to 2014, he worked as a Managing Partner of Ernst & Young CIS in Moscow. While in Russia, he was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan, Ukraine and Latvia. Mr. Johansson serves as the Chair of the Audit Committee, as well as a member of the CN Committee. Mr. Johansson received a Bachelor’s degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Peter Derby | Director. Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson’s tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission’s Managing Executive for Operations and Management. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license. At DialogBank, Mr. Derby served as Chairman of the board of directors from 1997 to 1998, as President and Chief Executive Officer from 1991 to 1997 and as Chief Financial Officer from 1990 to 1991. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the board of directors from 1996 to 1997 and as President and Chief Executive Officer from 1991 to 1996. Prior to his tenure in Russia, he was a Corporate Finance Officer at National Westminster Bank USA from 1985 to 1990 and an Auditor at Chase Manhattan Bank from 1983 to 1985. Mr. Derby serves as the Chair of the CN Committee, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.

Mitchell Kahn | Director. Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Mr. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Mr. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Mr. Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the United States. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Mr. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Mr. Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the United States, he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Mr. Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

Shasheen Shah | Director. Shasheen Shah, CEO of Coherent Strategies Consulting and Coaching, is a leadership development coach and trusted advisor to global executives and organizations. He helps develop high-performance teams achieve successful business outcomes and navigate the personal challenges that go hand in hand with the journey. He has worked with executives from Credit Suisse, Goldman Sachs, Barclays, Tesla, ButcherBox, and LinkedIn, among others. He is the author of the Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life. Shasheen holds a BA in Philosophy from Colgate University and is presently a candidate for a MA in Clinical Psychology from Antioch University.

Michelle Bodner | Director. Michelle Bodner is a Wall Street-trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then, Palliatech, Inc.) as a consultant responsible for the Company’s New York State license application. Since that time, Michelle has held multiple positions at Curaleaf including tenures as Board Member, first Chief Operating Officer, and the President and CEO of Curaleaf’s New York and Florida operations. Michelle is a member of the advisory board of Treehouse Global Ventures and was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle’s former positions include Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women’s World Banking.

The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR setting the number of directors of the Company at ten (10), and FOR the election or re-election, as applicable, of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any aforementioned named nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, as applicable, reserve the right to vote for another nominee at their discretion.

Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions

None of the Company’s directors or executive officers has, within the ten years prior to the date of this Information Circular, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company’s directors or executive officers has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA. Further, to mitigate the risks caused by real or perceived conflicts of interest of its directors, officers and employees, the Company adopted a conflicts of interest policy pursuant to which, among other things, disclosure of the competing interests and the approval of the Company is required with respect to affiliations with competitors (including having a financial interest in such competitors) or companies with which Curaleaf does business.

Other than (i) certain of the Company’s or its subsidiaries’ directors and officers serving as directors and officers of other companies, and therefore being possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, (ii) certain of the Company’s or its subsidiaries’ directors and officers having portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company, and (iii) other than disclosed elsewhere in this Information Circular, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests.

3.	Appointment of Auditors

Shareholders will be requested to appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), as auditors of the Company to hold office until the next annual meeting of Shareholders, and to authorize the directors of the Company to fix the auditors’ remuneration and the terms of their engagement. PKF O’Connor Davies were first appointed as auditors of the Company effective as of August 9, 2022.

The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR the resolution re-appointing PKF O’Connor Davies as auditors of the Company for the ensuing year and authorizing the directors to fix PKF O’Connor Davies’ remuneration.

4.	Amendments to the Company’s Articles

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass a special resolution (the “Amendment Resolution”) (the full text of which is reproduced as Schedule “A” hereto) authorizing and approving the amendment to the Company’s articles (the “Articles”) in order to: (i) create a new class of non-voting and non-participating shares exchangeable at the holder’s option into Subordinate Voting Shares (the “Non-Voting Exchangeable Shares”) and authorize the issuance of an unlimited number of Non-Voting Exchangeable Shares; and (ii) restate the rights of the subordinate voting shares of the Company (the “Subordinate Voting Shares”) to provide for a conversion feature whereby each Subordinate Voting Shares may at any time, at the option of the holder, be converted into one Non-Voting Exchangeable Share (the “Proposed Amendments”). Upon creation of the Non-Voting Exchangeable Shares, the Company will have three classes of shares outstanding: the Subordinate Voting Shares, the multiple voting shares of the Company (the “Multiple Voting Shares”) and the Non-Voting Exchangeable Shares. The Non-Voting Exchangeable Shares will not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company.

Such Proposed Amendments would provide the option to Shareholders to convert their Subordinate Voting Shares into Non-Voting Exchangeable Shares if such shareholders prefer to hold non-voting and non-participating Non-Voting Exchangeable Shares given the uncertainty and complexity related to cannabis regulations in the United States. For further information relating to the United States cannabis regulatory environment and a discussion of the risks related thereto, please refer to our Annual Information Form, a copy of which can be found on the Company’s SEDAR+ profile at www.sedarplus.ca or on EDGAR at www.sec.gov. Upon request, the Company will promptly provide a copy of such document free of charge to a securityholder of the Company.

The Company believes that the Proposed Amendments will allow it to diversify its shareholders base. In particular, certain institutions have prescribed investment criteria that they are required to abide by or contractual covenants to third parties contained in credit agreements or other material contracts with which they have to comply. Given the nuance and complexity associated with international laws and regulations related to cannabis, certain institutional investors are either prohibited or significantly restricted from investing in or owning shares of certain, or in some instances, all, cannabis companies. The Company’s objective in creating the Non-Voting Exchangeable Shares is to allow Shareholders to hold a non-voting and non-participating interest in a U.S. cannabis company.

The Company also believes that this new Non-Voting Exchangeable Share structure would provide additional flexibility and a better currency in connection with future acquisitions and transactions in which Curaleaf would be providing shares as consideration for the acquired assets, with future capital markets public and private offerings, as well as with potential listings on various stock exchanges.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. Refer to the discussion in our Annual Information Form under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”. Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or were purchased using the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

The Non-Voting Exchangeable Share structure is intended to allow Shareholders to self-assess, while remaining Shareholders of the Company, whether they (i) are able to represent that they comply with U.S. federal criminal law, particularly direct or indirect violations of the CSA, and (ii) directly or indirectly (a) violate U.S. federal law as a result of the Company’s cultivation, distribution, sale, and possession of cannabis in the United States, (b) violate indirect federal law (such as aiding and abetting, conspiracy, or Racketeer Influenced and Corrupt Organizations (RICO) Act) because the Company controls or profits from companies that cultivate, distribute, sell, or possess cannabis in the United States, and (c) violate anti-money laundering laws as funds flow from entities that cultivate, distribute, sell, or possess cannabis in the United States to the Company. There can be no certainty that the Non-Voting Exchangeable Share structure will allow Shareholders holding Non-Voting Exchangeable Shares to fully comply with applicable

U.S. federal laws.

The following summarizes the terms of Non-Voting Exchangeable Shares following the Proposed Amendments. The following description of the Non-Voting Exchangeable Shares is qualified in its entirety by reference to the full text of the proposed share terms, which is set forth in Exhibit 1 to Schedule A to this Circular.

Subject to the provisions of the BCBCA, the special rights and restrictions attached to the Non-Voting Exchangeable Shares may be modified if the amendment is authorized by not less than two thirds (66 2/3%) of the votes cast at a meeting of holders of all Subordinate Voting Shares, Multiple Voting Shares and Non- Voting Exchangeable Shares duly held for that purpose. However, if the rights of the holders of Non-Voting Exchangeable Shares, as a class, are to be prejudiced or interfered with, the amendment must, in addition, be authorized by not less than two thirds (66 2/3%) of the votes cast at a meeting of the holders of Non- Voting Exchangeable Shares.

Non-Voting Exchangeable Shares

The holders of Non-Voting Exchangeable Shares will not be entitled to receive notice of, attend, or vote at meetings of the shareholders of the Company; provided that the holders of Non-Voting Exchangeable Shares will, however, be entitled to receive notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or assets, or a substantial part thereof, but holders of Non-Voting Exchangeable Shares will not be entitled to vote at such meetings.

The holders of Non-Voting Exchangeable Shares will not be entitled to receive any dividends. In the event of the dissolution, liquidation or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Exchangeable Shares will not be entitled to receive any amount, property or assets of the Company. Each issued and outstanding Non-Voting Exchangeable Share may, at any time, at the option of the holder, be exchanged for one Subordinate Voting Share.

Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Subordinate Voting Shares, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each, a “Change of Control”), each Non-Voting Exchangeable Share that is outstanding on the effective date of such Change of Control will remain outstanding and, upon the exchange of such Non-Voting Exchangeable Share thereafter, will be entitled to receive and will accept, in lieu of the number of Subordinate Voting Shares that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Non-Voting Exchangeable Share as of such date (the “Adjusted Exchange Consideration”); provided that, in the event the Non-Voting Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially similar to the terms of the Non-Voting Exchangeable Shares (the “Alternative Exchangeable Security”), as determined by the Board, acting reasonably, using the same exchange ratio as is applicable for the Subordinate Voting Shares in connection with the Change of Control, then in such circumstances, each Non-Voting Exchangeable Share that is outstanding on the effective date of a Change of Control will be exchanged for the Alternative Exchangeable Security.

If the Adjusted Exchange Consideration includes cash, then the Company will, or will cause the other body corporate, trust, partnership or other entity resulting from or party to such Change of Control to, deposit with an escrow agent appointed by the Company on the closing date of the Change of Control the aggregate cash that would be payable to holders of Non-Voting Exchangeable Shares if all of the outstanding Non- Voting Exchangeable Shares were exchanged immediately prior to the Change of Control. All such funds will be held by the escrow agent in a segregated interest-bearing account for the benefit of the holders of Non-Voting Exchangeable Shares, and will solely be used to satisfy the cash portion of the Adjusted Exchange Consideration upon exchanges of Non-Voting Exchangeable Shares into Subordinate Voting Shares from time to time (with holders of Non-Voting Exchangeable Shares being entitled to any accumulated interest on the funds from the date of initial deposit to and including the Business Day immediately preceding the date of exchange, on a pro rata basis).

If, in connection with a Change of Control, a holder of a Subordinate Voting Share may elect a form of consideration (including, without limitation, shares, other securities, cash or other property) from options made available, then all holders of Non-Voting Exchangeable Shares will be deemed to have elected to receive an equal percentage of each of the different types of consideration offered, unless otherwise agreed in writing by all holders of Non-Voting Exchangeable Shares in accordance with the terms of the transaction and prior to any applicable election deadline; provided that if the option made available is between two securities, one of which is an Alternative Exchangeable Security, then all holders of Non-Voting Exchangeable Shares will be deemed to have elected to receive solely Alternative Exchangeable Securities. In such case, the Adjusted Exchange Consideration will equal the consideration that a holder of Subordinate Voting Shares making an election on the terms set forth in the preceding sentence would have received in the transaction.

No subdivision or consolidation of the Non-Voting Exchangeable Shares may be carried out unless, at the same time, the Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

The Non-Voting Exchangeable Shares are expected to be issued electronically in book-entry form only. To the extent a holder of Subordinate Voting Shares that are subject to resale restrictions converts those Shares into Exchangeable Shares, those Exchangeable Shares will also be subject to resale restriction, which can only be sold pursuant to a prospectus qualifying the resale thereof in Canada or registration statement under applicable U.S. securities laws or an exemption from the prospectus or registration provisions of applicable U.S. securities laws. Any resale of the Non-Voting Exchangeable Shares and, if issued, the underlying Subordinate Voting Shares must be made in accordance with applicable securities laws which may require resales to be made in accordance with prospectus or registration requirements or exemptions from the prospectus and registration requirements. These resale restrictions may in some circumstances apply to resales of the Exchangeable Shares and, if issued, the underlying Subordinate Voting Shares, outside of Canada. Investors are advised to seek legal advice prior to any resale of the Exchangeable Shares and, if issued, the underlying Subordinate Voting Shares.

Investors are advised that the Company is not required to file a prospectus, registration statement or similar document with any securities regulatory authority in Canada, the United States or any other jurisdiction qualifying the resale of the Non-Voting Exchangeable Shares to the public in any province or territory of Canada, state in the United States or any other jurisdiction. Investors are further advised that the Company currently does not intend to file a prospectus, registration statement or similar document with any securities regulatory authority in Canada, the United States or any other jurisdiction qualifying the resale of the Non- Voting Exchangeable Shares to the public in any province or territory of Canada, state in the United States or any other jurisdiction.

The Non-Voting Exchangeable Shares are not expected to be listed on a stock exchange or over-the-counter market. As such, the Company does not expect that an active or liquid trading market for the Exchangeable Shares will develop or be sustained. Thus, persons holding Exchangeable Shares will likely have no ability to sell their Exchangeable Shares and will likely have to exchange them for Subordinate Voting Shares in order to have any liquidity. If the Amendment Resolution is approved, Shareholders will have the option to convert their Subordinate Voting Shares into Exchangeable Shares.

There are important differences between the rights of the Subordinate Voting Shares and the Non-Voting Exchangeable Shares. While each Non-Voting Exchangeable Share is exchangeable into a Subordinate Voting Share, the Non-Voting Exchangeable Shares will not carry voting rights, rights to receive dividends or other rights upon dissolution. For example, holders of Non-Voting Exchangeable Shares will not be entitled to receive notice of, or be able to exercise voting rights at meetings of Shareholders and will not receive distributions if dividends are declared by our Board. The differences between the rights of holders of the Non-Voting Exchangeable Shares and Subordinate Voting Shares are significant and may materially and adversely affect the market value of your investment.

The full text of the proposed Exchangeable Shares and the proposed restated Subordinate Voting Shares terms is set forth in Exhibit I to Schedule A to this Information Circular.

Required Vote

You may vote “For”, “Against” or “Abstain” with respect to the Amendment Resolution. The affirmative vote of two thirds (66 2/3%) of the votes cast, in person or by proxy, at the Meeting, will constitute approval of the Amendment Resolution. Broker non-votes, if any, and abstentions will not be counted as votes cast and will have no effect on the outcome of the voting on the Amendment Resolution.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT RESOLUTION. Unless otherwise instructed, the persons designated in the enclosed proxy form intend to vote “FOR” the Amendment Resolution.

Notwithstanding the approval of the Amendment Resolution by Shareholders, the Board may, at its sole discretion and without further approval of or notice to the Shareholders, revoke the Amendment Resolution at any time prior to making the necessary filings under the Business Corporations Act (British Columbia) if determined, in the Board’s sole discretion, to be in the best interest of the Company.

5.	Amendments to the LTIP

At the Meeting, management is seeking Shareholder approval of certain amendments to the Company’s 2018 Stock and Incentive Plan dated effective as of October 25, 2018 (as amended from time to time, the “LTIP”) and the approval of all unallocated Awards (as defined below) issuable thereunder as described further in this Information Circular.

The LTIP was originally adopted and approved by the Shareholders on October 12, 2018 and by the Board on October 25, 2018, and was further amended and restated by the Board on November 12, 2020 and August 18, 2023, as further described herein. The LTIP governs the grant, administration and exercise of (i)  nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs” and, collectively with NQSOs, “Options”), (ii) restricted stock awards, (iii) restricted share units (“RSUs”), (iv) stock appreciation rights (“SARs”), (v) performance compensation awards, and (vi) other stock-based awards, which are referred to herein collectively as “Awards” which may be granted to employees, officers, Non-Employee Directors (as defined in the LTIP) and consultants of the Company (collectively, the “Eligible Persons”). A copy of the LTIP is attached as Schedule “B” of this Information Circular and available under the Company’s profile on SEDAR+ at www.sedarplus.ca. For a description of the key features of the LTIP, see the section below titled “Statement of Executive Compensation - Compensation Discussion and Analysis –– Elements of Compensation – 3. LTIP”.

LTIP Amendments

The Board approved certain revisions to the LTIP in order to, among other things, be in compliance with the provisions of the Canadian Securities Exchange’s (the “CSE”) Policy 6 – Distributions & Corporate Finance (“Policy 6”). The Board further decided to concurrently approve other amendments to the LTIP to align with security-based compensation arrangements used by senior issuers that are listed on senior Canadian exchanges and for any potential listing on other recognized exchanges in Canada or the United States.

The LTIP also includes a number of “housekeeping” amendments, including updating or adding certain definitions to align with the LTIP revisions (including without limitations the definitions of: “Change of Control”, “Consultant”, “Exchange”, “Market Value”, and “Insider”), all of which were within the authority of the Board to make without Shareholder approval under the terms of the LTIP.

The key substantive amendments to the LTIP for which Shareholder approval at the Meeting is being sought are summarized below:

•	The LTIP was amended to provide for limits on grants made to Insiders (as defined in the LTIP) (the “Insider Participation Limit”):

(i)	the maximum number of Subordinate Voting Shares issuable from treasury to Eligible Persons who are Insiders, at any time, under the LTIP may not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis); and

(ii)	the maximum number of Shares issued from treasury to Eligible Persons who are Insiders, within any one-year period, under the LTIP shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

•	To allow for maximum flexibility, the definition of “fair market value” was amended in such a way to comply with the rules of any Canadian or US recognized exchange on which the Shares may be listed from time to time.

•	The amendment provision applicable to the LTIP or Awards was amended so as to add shareholder approval requirements for the following amendments:

(i)	any reduction of the exercise price or purchase price of Options under the Plan to the benefit of an Insider; and

(ii)	any amendment to the Plan to remove or exceed the Insider Participation Limit.

The above description of the amendments contained in the LTIP is qualified in its entirety by the full text of the LTIP which is attached as Schedule “B” to this Information Circular and will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca. For a summary of key terms of the LTIP, see “Statement of Executive Compensation - Compensation Discussion and Analysis –– Elements of Compensation – 3. LTIP” below.

Approval of Unallocated Awards under the LTIP

Section 6.5 of Policy 6 provides that all unallocated options, rights or other entitlements under a listed issuer’s security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable must be approved by a majority the issuer’s security holders every three years. Given that the LTIP is a rolling 10% or “evergreen” plan, Management is seeking Shareholder approval of the Company’s rolling plan and of all unallocated Awards issuable under the LTIP in accordance with Policy 6.

Any awards under share-based compensation plans are considered to be “allocated” under a plan when they are granted to a participant, and awards that remain available for grant under a plan are referred to as “unallocated”.

Subject to the approval of the LTIP Resolution set forth below, the LTIP provides that the maximum number of Subordinate Voting Shares that may be issued under all Awards under the Plan shall not exceed 10% of the number of Shares outstanding from time to time, and for clarity, including the number of Shares issuable on conversion of the Multiple Voting Shares (calculated on a non-diluted basis). The number of Shares available for issuance under the Plan will increase as the number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares increases from time to time.

The number of “unallocated” Awards is calculated by subtracting (i) the number of Subordinate Voting Shares issuable pursuant to outstanding Awards under the LTIP from (ii) the number calculated as 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares at the time.

As at the Record Date (as defined below), the Company has 631,090,336 Subordinate Voting Shares and 93,970,705 Multiple Voting Shares issued and outstanding. Therefore, the aggregate maximum of Subordinate Voting Shares available for issuance pursuant to Awards made under the LTIP is 72,506,104. As of the Record Date, there were 60,118,3091, Awards outstanding under the LTIP leaving up to 12,387,795 unallocated Awards available for grant.

If the LTIP Resolution is not passed at the Meeting, the LTIP that was in effect prior to the August 18, 2023 amendments by the Board will continue to be in full force and effect and all Awards issued thereunder will continue unaffected. In such scenario, pursuant to the rules of the CSE, all unallocated Awards under the LTIP will be cancelled and the Company will not be able to issue any additional Awards under the LTIP. If the LTIP is not approved by Shareholders by August 18, 2024, the Company will not be able to issue ISOs under the LTIP after October 12, 2028, and options granted after such date to U.S. participants that are intended to qualify as ISOs will be treated as NQSOs.

To be effective, the LTIP resolution set out below (the “LTIP Resolution”) requires the affirmative vote of not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The Board recommends that Shareholders vote FOR the LTIP Resolution. Subordinate Voting Shares represented by proxies in favor of the person designated on the form of proxy will be voted FOR the LTIP Resolution, unless a Shareholder has specified in the form of proxy that his, her or its Subordinate Voting Shares are to be voted against the LTIP Resolution.

Notwithstanding the approval of the LTIP Resolution by Shareholders, the Board may, at its sole discretion and without further approval of or notice to the Shareholders, revoke the LTIP Resolution at any time if determined, in the Board’s sole discretion, to be in the best interest of the Company.

The text of the LTIP Resolution to be submitted to Shareholders at the Meeting is set forth below:

“IT IS HEREBY RESOLVED, THAT:

1.	the stock and incentive plan (as amended and restated, the “LTIP”) of Curaleaf Holdings, Inc. (the “Company”), as more particularly described in the management information circular dated August 23, 2023, is hereby ratified, confirmed and approved;

2.	the Company be and shall have authority to grant incentive awards that are qualified under Section 422 of the United States Internal Revenue Code for up to 71,566,480 subordinate voting shares of the Company;

1 This number accounts for Awards that have been granted and subsequently cancelled or forfeited.

3.	all unallocated options, rights or awards or other entitlements under the LTIP are hereby authorized, confirmed and approved;

4.	the Company be and shall have the authority to grant Awards (as defined under the LTIP) pursuant to and subject to the terms and conditions of the LTIP until the date that is three years from the date this resolution is approved by shareholders of the Company, unless the LTIP is terminated earlier, such date being the date by which the Company must seek security holder approval under the policies of the Canadian Securities Exchange or any other applicable securities exchange on which the securities of the Company are listed from time to time;

5.	The board of directors of the Company may, in its sole discretion, without any further approval of the shareholders of the Company, revoke, abandon or terminate this resolution, before it is acted on, if the board determines in its sole discretion, that it is in the best interest of the Company not to act on this resolution; and

6.	Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do, or cause to be done, all such acts and things and execute (whether under corporate seal or otherwise) and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as such director or officer of the Company may deem necessary or desirable in order to carry out any of the foregoing resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby.

6.	Consideration of Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will consider such other business, if any, that may properly come before the Meeting or any adjournment(s) thereof. As at the date hereof, Management is not aware of any amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting, other than those mentioned in said Notice.

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

The solicitation of proxies by this Information Circular is being made by and on behalf of Management. Although it is expected that the solicitation of proxies will be primarily by mail and by Internet, proxies may also be solicited in person. The costs of solicitation of proxies will be borne by the Company.

Notice-and-Access

The Company is sending the Notice, this Information Circular, the Financial Statements and related management’s discussion and analysis and other meeting materials of the Meeting (the “Meeting Materials”) to the Shareholders using notice-and-access in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), allowing the Company to send the Meeting Materials to Shareholders over the Internet. The Meeting Materials are being sent by the Company both to registered Shareholders, directly, and non-objecting beneficial owners and objecting beneficial owners (collectively, “Non-Registered Holders”), indirectly through intermediaries, and the Company assumes the delivery costs thereof. The Company may also retain, and pay a fee to, one or more professional proxy firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice.

Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non- Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.

Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at the website https://odysseytrust.com/client/curaleaf-holdings-inc/ maintained by Odyssey for the Meeting Materials. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted.

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than September 20, 2023. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the Notice for voting purposes.

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “Attendance and Participation at the Meeting”.

Non-Registered Holders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Holders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of Proxy” and “Attendance and Participation at the Meeting”.

Appointment of Proxy

The persons named in the enclosed proxy or voting instruction form are Matt Darin, Chief Executive Officer of the Company and Mr. Joseph Lusardi, Executive Vice-Chairman of the Company. Shareholders have the right to appoint a person (who need not be a Shareholder) to represent him, her or it (through a legal representative) at the Meeting other than the persons designated in the form of proxy or voting instructions form, as applicable, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy (including Non-Registered Holders who wish to appoint themselves as proxyholders) and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•	Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. You may deliver the completed proxy to Odyssey by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at 1230, 300 5th Ave SW, Calgary, AB T2P 3C4.

Alternatively, you may vote by Internet at https://login.odysseytrust.com/pxlogin and by clicking “Vote”. All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on October 2, 2023 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

•	Step 2: Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 4:00 p.m. (Eastern Time) on October 2, 2023 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Non-Registered Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please see further instructions below under the heading “Attendance and Participation at the Meeting.”

Legal Proxy – US Beneficial Shareholders

If you are a beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attendance and Participation at the Meeting” you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 4:00 p.m. (Eastern Time) on October 2, 2023.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Company c/o Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB T2P 3C4, or by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof.

Voting of Proxies and Discretion Thereof

The shares represented by your proxy or voting instruction form (as applicable) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. When Shareholders have properly executed proxies in favour of persons designated in the printed portion of the proxy or voting instruction form (as applicable), and have not specified in the proxy or voting instruction form (as applicable) the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted “IN FAVOUR” of each item scheduled to come before the Meeting, including with respect to the Amendment Resolution approving the Proposed Amendments to the articles of the Company. The proxy or voting instruction form (as applicable) confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the proxy or voting instruction form (as applicable) to vote such proxy according to their best judgment.

Attendance and Participation at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username. Guests are welcome to attend and view the webcast, but will be unable to participate or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiagm.com/265315617 and select “Join as a Guest” when prompted.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/265315617. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•	Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “curaleaf2023” (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online, but you will be able to attend as a guest.

•	Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “curaleaf2023” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not able to participate or vote at the Meeting. Shareholders who wish to appoint proxyholder other than the persons designated in the Proxy Instrument to represent them at the Meeting (including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of Proxy”.

Non-Registered Holders

You are a Non-Registered Holder if your shares are registered in the name of an intermediary, such as a bank, a trust company, a securities dealer or broker, or an administrator of a self-administered RRSP, RRIF, RESP or similar plan, that, in turn, holds those shares through a central depository such as the Canadian Depository for Securities Limited (CDS) (each an “Intermediary”).

Pursuant to NI 54-101, Intermediaries are required to request voting instructions from Non-Registered Holders prior to shareholders’ meetings. Without specific instructions from Non-Registered Holders, Intermediaries are prohibited from voting the shares registered in their name. Non-Registered Holders should ensure that instructions respecting the voting of their shares are communicated to their respective Intermediary.

If you are a Non-Registered Holder and wish to attend, participate and vote at the Meeting, you should carefully follow the instructions provided by your Intermediary, including those regarding when and where the voting instruction form is to be delivered, in order to appoint yourself as proxyholder. Non-Registered Holders should also carefully read the section “Appointment of Proxy” and “Attendance and Participation at the Meeting” above. Although Non-Registered Holders will not be recognized at the Meeting for the purpose of directly exercising the voting rights carried by the shares registered in the name of their Intermediary, they may attend the Meeting as proxy for the registered Shareholder and, in such capacity, exercise the voting rights carried by such shares by following the instructions to such effect provided by the Intermediary.

Notice to United States Shareholders

Curaleaf is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As such, the solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers.

Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, or that the experts named herein are residents of a country other than the United States.

As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

Interest of Certain Persons in Matters to be Acted Upon

Other than as described in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any of the following persons in any matter to be acted upon at the Meeting:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

Votes Necessary to Pass Resolutions

Pursuant to the BCBCA, a simple majority (or 50%) of the votes cast at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) (or 66-2/3%) of the votes cast at the Meeting is required to pass a special resolution. At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass ordinary resolutions to fix the number of directors of the Company at ten (10), to elect the directors of the Company, and to appoint PKF O’Connor Davies as the auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration. At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass special a special resolution to authorize and approve an amendment to the Company’s articles, as amended, in order to: (A) create and authorize the issuance of an unlimited number of a new class of Exchangeable Shares and (B) restate the rights of the Company’s Subordinate Voting Shares to provide for a conversion feature whereby each subordinate voting share may at any time, at the option of the holder, be converted into one Exchangeable Share. Shareholders will also be asked to consider, and if thought fit, to pass an ordinary resolution to approve amendments to the LTIP.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares without par value and an unlimited number of Subordinate Voting Shares without par value. As at the date of this Information Circular, there are 631,090,336 Subordinate Voting Shares issued and outstanding, representing approximately 30.93% of voting rights attached to outstanding securities of the Company, and 93,970,705 Multiple Voting Shares issued and outstanding, representing approximately 69.07% of voting rights attached to outstanding securities of the Company.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the Amendment Resolution (the full text of which is reproduced as Schedule “A” hereto) authorizing and approving the amendment to the Company’s articles in order to: (i) create the new class of Exchangeable Shares and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the Subordinate Voting Shares to provide for a conversion feature whereby each Subordinate Voting Shares may at any time, at the option of the holder, be converted into one Exchangeable Share. Upon creation of the Exchangeable Shares, the Company will have three classes of shares outstanding: the Subordinate Voting Shares, the Multiple Voting Shares and the Exchangeable Shares. The Exchangeable Shares will not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company. See “Amendments to the Company’s Articles” above for more information.

The following is a summary of the current special rights or restrictions attached to the Subordinate Voting Shares and the Multiple Voting Shares. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the completed provisions of the articles of the Company (the full text of which is available on SEDAR+ at www.sedarplus.ca under the Company’s profile).

Subordinate Voting Shares

Restricted Shares	The Subordinated Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian Securities Laws.

Right to Notice and Vote	Holders of Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Class Rights	As long as any Subordinate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right attached to the Subordinate Voting Shares. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company.

Dividends	Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend may be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, entitled to participate rateably along with all other holders of Subordinate Voting Shares and Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis).

Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Except as described below, the Subordinate Voting Shares cannot be converted into any other class of shares.

Conversion Upon an Offer	In the event that an offer is made to purchase Multiple Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the shares of the Company are listed has not implemented any rules with respect to “coattail” protections, or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined below) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares pursuant to the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion shall be reconverted into Subordinate Voting Shares at the Conversion Ratio then in effect.

Multiple Voting Shares

Right to Notice and Vote	Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to 15 votes per Multiple Voting Share.

Class Rights	As long as any Multiple Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares are required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, bonds, debentures or other securities of the Company.

Dividends	The holders of the Multiple Voting Shares are entitled to receive such dividends as may be declared and paid to holders of the Subordinate Voting Shares in any financial year as the Board may by resolution determine, on an as-converted to Subordinate Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio. No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Shares basis) and Subordinate Voting Shares.

Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion	The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis (the “Conversion Ratio”) at any time at the option of the holder.

Automatic Conversion	The Multiple Voting Shares will terminate on the earlier of (i) the transfer or disposition of the Multiple Voting Shares by Mr. Boris Jordan, Executive Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the Subordinate Voting Shares being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR+ (www.sedarplus.ca) under the Company’s profile for more information on such amendment.

Conversion Upon an Offer	In the event that an offer is made to purchase Subordinate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares are listed has not implemented any rules with respect to “coattail” protections, to be made to all or substantially all the holders of Subordinate Voting Shares in a given province or territory of Canada to which these requirements apply, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the Company’s transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion shall be reconverted, into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect.

The close of business on August 22, 2023 has been fixed as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) thereof and to vote their shares at the Meeting. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.

Except as set out below, to the knowledge of the directors and officers of the Company, based on publicly available filings, as of the Record Date, no person beneficially owns or exercises control over, directly or indirectly, more than 10% of the outstanding voting securities of the Company:

Name of Shareholder	Number of Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Subordinate Voting Shares Owned, Controlled or Directed	Number of Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or
Boris Jordan	55,962,953	8.87%	93,970,705	100%	72.82%
Andrey Blokh	123,896,211	19.63%	-	-	6.07%

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares. Mr. Boris Jordan, as the beneficial owner of all the outstanding Multiple Voting Shares, entered into a customary coattail agreement dated October 25, 2018 with the Company and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by Mr. Boris Jordan of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

(a)	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as converted to Subordinate Voting Share basis);

(b)	provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

(d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the restrictions contained in the Coattail Agreement do not prevent the transfer or sale of Multiple Voting Shares by a person or company who beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Company (each, a “Principal Shareholder”) to a Permitted Holder, provided such transfer or sale is not or would not have been subject to the requirements to make a take-over bid or constitute or would constitute an exempt take-over bid (as defined under applicable securities laws). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, does not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the articles of the Company.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Mr. Boris Jordan and his Permitted Holders on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, and no proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries; or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

The compensation of the directors and executive officers is determined by the Board, on an annual basis, based on the recommendations of the Compensation and Nominating Committee (the “CN Committee”), which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data. Also, during Fiscal 2022, the Company retained the services of Executive Rewards Advisory, a third-party executive compensation consultant, to advise the Company on its compensation practices for Fiscal 2023 and beyond. Their recommendations have therefore not had any impact on the Company’s executive compensation practices for Fiscal 2022.

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Executive Chairman of the Company, recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Executive Chairman of the Company.

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the LTIP and proposing changes thereto, approving any awards of securities under the LTIP and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices.

The Company’s compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company’s long-term success. The Board seeks to compensate the Company’s executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer’s primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business segments and include achievements in finance/business development and corporate development.

Elements of Compensation

The compensation of the directors and Named Executive Officers (“NEO”) is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other stock-based awards available under the LTIP or under any other equity plan of the Company that may be approved by the Board (and shareholders, as applicable) from time to time.

Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive.

Rather than strictly applying formulas and weightings to performance objectives, which may lead to unintended consequences for compensation purposes, the CN Committee exercises its discretion and uses its sound judgment in making compensation determinations. The CN Committee’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual NEO evaluations for total direct compensation. We believe shareholders are best served by the CN Committee applying sound judgment to final compensation outcomes, including making thoughtful decisions to adjust the inputs to the business performance calculation and payouts up or down when appropriate. We believe the consideration of discretion is even more important in times like these of continuing complexity and uncertainty.

Given the highly regulated and rapidly evolving nature of the cannabis industry, markets and products, it is challenging to design a compensation structure to attract and retain the kind of executive talent required to support the Company’s growth and expansion plans. Industry practices are variable and therefore compensation data analysis requires significant business judgment and interpretation of underlying business conditions. The CN Committee considers the Company’s business strategy, the expertise of its executives, and the ongoing evolution of industry and competitive compensation practices in establishing a tailored pay program that will attract and retain its executive talent.

In determining appropriate compensation levels, the CN Committee considers, in addition to market data and practices: (i) the executive’s experience, performance, contributions and job proficiency; (ii) retention risks and succession planning considerations; (iii) best practices and regulatory considerations; and (iv) internal equity relative to other executives.

External peer market data was used to formulate the basis for the Fiscal 2022 executive compensation programs. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies (the “Peer Group”) as well as aggregate data within surveys of other companies’ published information. For Fiscal 2022, the Peer Group was composed of seven direct competitors of the Company operating in the cannabis industry, as well as eight similarly sized companies operating in comparable industries unrelated to cannabis. The annual revenue of the companies composing the Peer Group’s ranged from 50% to 200% of Curaleaf’s annual revenue, making these companies an adequate comparison pool for executive roles, in terms of scope and responsibilities. In addition, the non-cannabis related companies selected for peer analysis operate in highly regulated environments, like Curaleaf.

In Fiscal 2022, the Peer Group was composed of the following companies:

Cannabis related peers	Non-cannabis related peers

Tilray Brands Inc.	Consumer Package Goods Companies

Canopy Growth Corporation	Edgewell Personal Care Company

Cresco Labs Inc.	Helen of Troy Limited

Green Thumb Industries Inc.	Nu Skin Enterprises, Inc.

Trulieve Cannabis Corp.	Revlon, Inc.

Verano Holding Corp.	Gaming, Food and Alcohol Companies

Columbia Care Inc.	Light & Wonder, Inc.

Boyd Gaming Corp

Cannabis related peers	Non-cannabis related peers

The Boston Beer Company, Inc.

Krispy Kreme, Inc.

The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company or since the beginning of Fiscal 2023 that has significantly affected compensation. In the second quarter of Fiscal 2023, the Company announced that the Audit Committee of the Company’s Board, with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, had been conducting, after internal review by management, a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions, mainly in the last quarter of Fiscal 2021 and the first and second quarters of Fiscal 2022.

Further to this review with the assistance of outside counsel, the Company determined to make certain adjustments to the revenue figures reported in its audited annual consolidated financial statements for Fiscal 2021 and unaudited interim consolidated financial statements for the first, second and third quarters of Fiscal 2022 (collectively, the “Restatements”). The Restatements did not have an impact on the short-term incentive payouts for executive officers for 2022. While the Company does not currently have a clawback policy, in connection with the Restatements, the Company is currently in the process of determining whether it will seek to clawback a portion of the bonuses paid to executive officers for 2021 to the extent it deems appropriate to do so in light of the Restatements and their impact on the factors used to establish the 2021 bonuses paid. See “Elements of Compensation – Short Term Incentive Plan” below for more information.

In addition, the Company is currently evaluating the adoption of a clawback policy.

1.	Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company’s success, the NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential. Occasionally, we may make adjustments to base salaries during the year to align with comparable base salaries among the Peer Group or in recognition of significant contributions to the Company.

2.	Short Term Incentive Plan

An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives (the “Individual Performance”) in the context of overall corporate performance (the “Business Performance”). Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company’s performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company’s business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Short-term cash incentives are paid only after both the Business Performance and the Individual Performance results are assessed against targeted levels of performance.

The Company’s Short-Term Incentive Plan (the “STIP”), approved by the CN Committee in June 2020 and implemented in Fiscal 2021, provides for certain metrics in various compensable element categories that govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide revenue- and earnings-based targets. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against the Individual Performance component are considered. The CN Committee retains the ability to make adjustments to the Business Performance component based on qualitative achievements of the Company. During Fiscal 2022, the Company did not reach its revenue- and earnings-based targets. For Fiscal 2022, the CN Committee considered a holistic perspective of the Company’s performance when making its decisions, taking into account not only our financial, customer, strategic and operational results, but also the impact of the economic and regulatory environments in which the Company operates, as well as our performance relative to peers.

3.	LTIP

In October 2018, following approval by the Company’s shareholders, the Company adopted the LTIP, which was amended and restated by the Board on November 12, 2020 to reflect certain corporate changes that had occurred since October 2018 and to make certain additional housekeeping and clerical amendments. The LTIP was last amended and restated on August 18, 2023, as further described herein. The LTIP permits the grant of (i) NQSOs and ISOs (Options), (ii) restricted stock awards, (iii) RSUs, (iv) SARs, (v) performance compensation awards, and (vi) other Awards, as more fully described below. The LTIP was amended by the Board on November 12, 2020, in order for the LTIP to comply with certain rules of the U.S. Securities Exchange Commission. As per the terms of the LTIP and the rules of the CSE, such amendments did not require approval by the Company’s shareholders as such amendments were made in order to make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange and did not adversely alter or impair the terms and conditions of Awards previously granted to participants under the LTIP.

The aggregate number of Subordinate Voting Shares that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares, the whole subject to certain adjustments provided under the LTIP. As at December 31, 2022, there were 623,520,125 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 717,490,830 Subordinate Voting Shares on an as-converted basis (the “Outstanding Share Number”)).

Effective April 3, 2023, the CSE has amended its policies and, among other things, added a new rule that the security based compensation arrangements, such as a rolling stock option plan, be approved by the shareholders of a company every three years. No such requirement was present in the prior version of the CSE policies and the shareholders of the Company have not been asked to approve the Company’s LTIP in the past three years. Therefore, the Company must obtain shareholder approval of its LTIP at the Meeting.

The purpose of the rolling 10% LTIP is to provide the Company with the means for instituting a share ownership incentive to attract and motivate directors, officers and employees and consultants of the Company and its affiliates, thereby advancing the Company’s interests and contributing to its long-term goals by affording such persons with an opportunity to acquire an equity interest in the Company.

Concurrently with the approval of amendments to the LTIP pursuant to the new CSE policies, the Board also approved other amendments to align the LTIP with security-based compensation arrangements used by senior issuers that are listed on the Toronto Stock Exchange and for any potential listing on a main recognized exchange in Canada or the United States.

More information relating to the LTIP Resolution and amendments to the LTIP can be found under the section above titled “Particulars of Matters to be Acted Upon – 5. Amendments to the LTIP”.

The following table sets out the information as of December 31, 2022 with respect to the LTIP:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights(1)	(b) Weighted-average exercise price of outstanding Options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	28,658,323 (3.99%)	$6.73	43,090,760 (6.01%)
Equity compensation plans not approved by shareholders	Nil	Not applicable	Not applicable
TOTAL	28,658,323 (3.99%)	$6.73	43,090,760 (6.01%)

Note:

(1)	Reflets the number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and RSUs.

(2)	With respect to the Options only. No exercise price is attributed to the RSUs. This table does not include the grant price of such RSUs.

As of December 31, 2022, the following Awards were outstanding under the LTIP: (i) 24,365,668 Options, with the underlying Subordinate Voting Shares representing approximately 3.40% of the Outstanding Share Number (of which 15,761,157 were exercisable as at December 31, 2022), and (ii) 4,292,655 RSUs, with the underlying Subordinate Voting Shares representing approximately 0.60% of the Outstanding Share Number (none of which were vested as at December 31, 2022). As of December 31, 2022, an aggregate of 43,090,760 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 6.01% of the Outstanding Share Number.

Summary of the LTIP

The below provides a summary of material terms of the LTIP. Disclosure of the following information is provided to Shareholders as at August 23, 2023.

(a)	Purpose

The purpose of the LTIP is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with those of the shareholders.

(b)	Eligibility

Any of the Company’s employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the LTIP if selected by the Board (the “Participants”). The basis of participation of an individual under the LTIP, and the type and amount of any Award that an individual will be entitled to receive under the LTIP, are at the Board’s discretion.

The maximum number of Subordinate Voting Shares that may be issued under the LTIP shall be set by the Board to be an aggregate of 10% of the number of Subordinate Voting Shares (including the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an “as if converted” basis) then outstanding, on a fully-diluted basis. As such, the number of Subordinate Voting Shares available for issuance under the LTIP will increase as the number of issued and outstanding Shares increases from time to time.

Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised or are settled in cash shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.

(c)	Awards

(i)	Options

The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten (10) years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their Market Value on the date of exercise) or by such other method as the Board may determine to be appropriate.

(ii)	Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant’s continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the restriction on the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

(iii)	Restricted Share Units

RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board, or at some specific future date after a period of continued service with the Company or its affiliates, or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of the RSUs will be forfeited.

(iv)	Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR.

(v)	Performance Compensation Awards

A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board.

(d)	Corporate Transactions

In the event of an actual or potential Change of Control (as defined in the LTIP), the Board has the right, in its sole discretion and on the terms it sees fit, without any action or consent required on the part of any Participant, to deal with any Awards (or any portion of any Awards) in the manner it deems equitable and appropriate in the circumstances, including the right to:

A.	Determine that any Awards will remain in full force and effect in accordance with their terms after the Change of Control;

B.	Cause any Awards to be converted or exchanged for options or rights, as applicable, to acquire shares of another entity involved in the Change of Control, having substantially the same terms and conditions as the Awards, except as the Board may determine;

C.	Accelerate the vesting of any unvested Awards;

D.	In the case of Options, provide Participants with the right to surrender any Options for an amount per underlying Subordinate Voting Shares equal to the positive difference, if any, between the Market Value of the Share on the date of surrender and the Option’s exercise price;

E.	In the case of Awards other than Options, provide participants with the right to surrender any such Awards for an amount per Award equal to the Market Value; and

F.	Accelerate the date by which any Options (or any portion of any Options) must be exercised.

(e)	General Conditions Applicable to Termination

(i)	Options

Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each Option is subject to the following termination conditions:

A.	Upon the Participant’s employment, office, directorship or consulting agreement with the Company being terminated for cause, any Options, whether unvested or vested but not exercised prior to the Termination Date (as defined in the LTIP) shall immediately lapse and become null and void;

B.	Upon the Participant becoming permanently disabled while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of the occurrence of Participant permanent disability. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the occurrence of the Participant's permanent disability or prior to the expiration of the term of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified in the LTIP, the Option will terminate. All unvested Options will immediately lapse and become null and void at the time of the occurrence of the Participant’s permanent disability;

C.	If the Participant dies while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the person to whom the Options are transferred by will or the laws of succession only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of Participant death. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the Participant's death or prior to the expiration of the term of the Options, whichever occurs earlier. If the person to whom the Options are transferred by will or the laws of succession does not exercise this Option within the time specified in the LTIP, the Option shall terminate. All unvested Options will immediately lapse and become null and void at the time of the Participant’s death; and

D.	Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for Cause, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the Termination Date. Such Options are exercisable within one (1) year after the Termination Date or prior to the expiration of the terms of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified herein, the Option will terminate. All unvested Options shall immediately lapse and become null and void at the Termination Date.

(ii)	RSUs

Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each RSU is subject to the following termination conditions:

A.	Upon the Participant’s employment, office, directorship or consulting agreement with the Company or an affiliate being terminated for cause, any RSU, whether unvested or vested but not settled prior to the Termination Date, is to be immediately forfeited and to become null and void;

B.	Upon the Participant becoming permanently disabled while employed by the Company or an affiliate, or if the Participant dies while employed by the Company or an affiliate, the Participant’s RSUs that have not vested prior to the Termination Date will vest pro-rata based on the number of days of employment from the first day of a full calendar year in which the grant of Awards is made to the Participant’s Termination Date divided by the total number of days from the first day of that full calendar year in which the grant of Awards is made to the applicable date of vesting. The Participant will forfeit all rights, title and interest with respect to RSUs which are not vested at the Participant’s Termination Date and all vested RSUs will be automatically redeemed or settled, as applicable, within ninety (90) days following the Participant’s Termination Date; and

C.	Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for cause, the Participant will forfeit all rights, title and interest with respect to RSUs which are not vested and all vested RSUs will be automatically settled, as applicable, within ninety (90) days following the Participant’s Termination Date.

(f)	Amendments and Termination of the LTIP

The Board may from time to time amend, suspend or terminate the LTIP and the Board may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the LTIP) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under the LTIP without the written consent of the Participant or holder thereof. Any amendment to the LTIP, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or securities exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with the securities exchange policies applicable to the Company. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the LTIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

a.	amend the eligibility for, and limitations or conditions imposed upon, participation in the LTIP;

b.	subject to certain limitations, amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

c.	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A of the Code), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

d.	amend any terms relating to the administration of the LTIP, including the terms of any administrative guidelines or other rules related to the LTIP.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the LTIP or an Award that would:

(i)	require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company;

(ii)	increase the number of shares authorized under the LTIP as specified in Section 4 of the LTIP;

(iii)	reduce the exercise price or purchase price of Options under the LTIP to the benefit of an Insider;

(iv)	amend the LTIP to remove or exceed the Insider Participation Limit;

(v)	permit repricing of Options or SARs, which is currently prohibited by the LTIP;

(vi)	permit the award of Options or SARs at a price less than 100% of the Market Value of Subordinate Voting Shares on the date of grant of such Option or SAR, contrary to the provisions of the LTIP;

(vii)	permit Options to be transferable other than as provided in the LTIP;

(viii)	amend the amendment provisions of the LTIP; or

(ix)	increase the maximum term permitted for Options and SARs as specified in the LTIP or extend the terms of any Options beyond their original expiry date.

The Board may further, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the LTIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the LTIP.

(g)	General

The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of succession, descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs, or RSUs, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws and the trading policies of the Company.

(h)	Insider Participation Limits

The LTIP further provides for limits on grants made to Insiders:

(i)	the maximum number of Subordinate Voting Shares issuable from treasury to Eligible Persons who are Insiders, at any time, under the LTIP may not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non diluted basis); and

(ii)	the maximum number of Shares issued from treasury to Eligible Persons who are Insiders, within any one-year period, under the LTIP shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(i)	Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

4.	Pension Plan Benefits

The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

5.	Termination and Change of Control Benefits

During Fiscal 2022, Mr. Matt Darin acted as (i) President of the Company from January 1, 2022 until his appointment as CEO of the Company, and (ii) as CEO of the Company from May 9, 2022, in replacement of Mr. Joseph Bayern. The employment agreement under which Mr. Darin provides his services as CEO of the Company, as more fully detailed below, includes termination benefits in the event Mr. Darin’s employment is terminated by the Company without cause or by Mr. Darin for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Darin being unemployed three (3) months after the effective termination date of his employment.

During Fiscal 2022, Mr. Joseph Bayern acted as CEO of the Company until May 9, 2022. The employment agreement under which Mr. Bayern provided his services as CEO during Fiscal 2022, as more fully detailed below, included termination benefits in the event Mr. Bayern’s employment was terminated by the Company without cause or by Mr. Bayern for good reason, representing 75% (9 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, six (6) months of which are contingent upon Mr. Bayern being unemployed three (3) months after the effective termination date of his employment.

Mr. Ed Kremer was appointed CFO of the Company effective August 8, 2022. The employment agreement under which Mr. Kremer provides his services as CFO, as more fully described below, includes termination benefits in the event Mr. Kremer’s employment is terminated by the Company without cause or by Mr. Kremer for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kremer being unemployed three (3) months after the effective termination date of his employment.

Mr. Ranjan Kalia acted as CFO of the Company from July 19, 2021 until March 14, 2022, date on which he resigned and ceased to be the CFO of the Company and was replaced on an interim basis by Mr. Davidson. The employment agreement under which Mr. Kalia provided his services as CFO during Fiscal 2022, as more fully described below, included termination benefits in the event Mr. Kalia’s employment was terminated by the Company without cause or by Mr. Kalia for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kalia being unemployed three (3) months after the effective termination date of his employment.

Mr. Davidson’s employment agreement governing his interim CFO position did not provide for a payment in the event of termination or change of control.

No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as Executive Chairman of the Board.

Other than as described above, there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer’s employment or a change of NEOs’ responsibilities following a change of control of the Company. In case of termination of NEOs, common law and statutory law apply.

The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2022, the last day of Fiscal 2022. The table does not include the following:

•	the value of insurance benefits that could be continued during a certain period following the occurrence of the respective event since they are generally available to all salaried employees;

•	the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law; and

•	an estimate of the incremental amounts payable to Mr. Jordan upon termination of employment without cause or change of control since no formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Name	Termination without Cause	Change of Control
Mr. Matt Darin	$750,000	$750,000
Mr. Joseph Bayern(1)	$581,250	$581,250
Mr. Ed Kremer	$500,000	$500,000
Mr. Ranjan Kalia(2)	$475,000	$475,000

Notes:

(1)	Effective May 9, 2022, Mr. Bayern resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Darin.
(2)	Effective March 14, 2022, Mr. Kalia resigned and ceased to be the CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Davidson.

Director Compensation

The Company pays compensation to its directors, which is comprised of (i) cash and (ii) awards granted in accordance with the terms of the LTIP and the CSE policies, or a combination of both. As at the date hereof, each non-executive director is entitled to an annual cash retainer in the amount of $100,000, (at a meeting of the CN Committee held on December 13, 2022, the annual cash retainer for Board members was increased from $50,000 to $100,000) and each of the Chair of the Audit Committee and the Chair of the CN Committee is entitled to an additional annual cash retainer in the amount of $100,000. The Company does not offer a meeting fee for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee, and may also be paid a meeting fee. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs having an aggregate value of $150,000. The Company may grant additional RSUs to certain of its non-executive directors from time to time, as determined by the Board in its discretion. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefits of its directors and has indemnification obligations for the benefit of its directors.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each director and NEO of the Company, in each case excluding compensation securities, during the two most recently completed fiscal years of the Company.

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)		Bonus (US$)		Committee or meeting fees (US$)	Value of perquisites (US$)		Value of all other compensation (US$)		Total compensation (US$)

Named Executive Officers
Matt Darin, CEO(1)	2022	682,691		375,000		—	960		—		1,058,651
	2021	350,000		112,000		—	960		—		462,960
Joseph Bayern, Former CEO(2)	2022	767,884		—		—	7,937		—		775,821
	2021	741,346		600,000		—	7,200		—		1,348,546
Ed Kremer, CFO(3)	2022	186,538		104,800		—	400		170,000		461,738
	2021	—		—		—	—		—		—
Ranjan Kalia, Former CFO(4)	2022	113,270		—		—	—		—		113,270
	2021	200,962		190,000		—	—		100,000	(13)	490,962
Neil Davidson, Former COO and	2022	445,001		178,119		—	1,590		212,500		837,210
	2021	425,000		170,000		—	1,200	(14)	—		596,200
Former Interim CFO(5)
Boris Jordan, Executive Chairman	2022	750,000		1,000,000		—	—		—		1,750,000
	2021	750,000		1,000,000	(15)	—	—		—		1,750,000
Directors
Joseph Lusardi, Executive Vice-	2022	500,000	(6)	150,000		—	7,700	(7)	—		657,700
	2021	692,307	(6)	400,000		—	7,700	(7)	—		1,100,007
Chairman and Director
Peter Derby, Director	2022	345,500	(8)	—		—	—		—		345,500
	2021	171,500	(8)	—		—	—		—		171,500

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)		Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total compensation (US$)
Karl Johansson,	2022	345,500	(8)	—	—	—	—	345,500
Director	2021	171,500	(8)	—	—	—	—	171,500
Dr. Jaswinder Grover,	2022	133,333	(9)	—	—	—	—	133,333
Director	2021	50,000		—	—	—	—	50,000
Mitchell Kahn,	2022	195,033	(10)	—	—	—	—	195,033
Director	2021	230,000		—	—	—	—	230,000
Michelle Bodner, Director(11)	2022	230,776		—	—	—	—	230,776
Shasheen Shah, Director(12)	2022	79,384		—	—	—	—	79,384

Notes:

(1)	Mr. Darin was appointed as CEO effective as of May 9, 2022, in replacement of Mr. Bayern. Prior to such appointment, Mr. Darin acted as the Company’s President from January 1, 2022 to May 9, 2022. He has therefore served in his capacity as President of the Company for approximately four (4) months in Fiscal 2022, and as CEO of the Company for approximately eight (8) months in Fiscal 2022. Mr. Darin was, respectively for his roles as President and as CEO, entitled to an annual base salaries of $600,000 and $750,000 during Fiscal 2022, which were prorated to account for his actual tenure.
(2)	Effective May 9, 2022, Mr. Bayern resigned and ceased to be the CEO of the Company and was replaced as at such date by Mr. Darin. He has therefore served in his capacity as CEO of the Company for approximately four (4) months in Fiscal 2022. Mr. Bayern was entitled to an annual base salary of $775,000 during Fiscal 2022. Mr. Bayern maintained employment for the remainder of 2022 working on special projects and potential new business initiatives with no change in his annual base salary.
(3)	Mr. Kremer was appointed as CFO effective as of August 8, 2022, in replacement of Mr. Davidson, who was then acting as interim CFO since March 14, 2022, and as permanent replacement for Mr. Kalia who had resigned effective March 14, 2022. He has therefore served in his capacity as CFO of the Company for approximately five (5) months in Fiscal 2022. Mr. Kremer was entitled to an annual base salary of $500,000 during Fiscal 2022, which was prorated to account for his actual tenure. Mr. Kremer’s bonus was also prorated for his actual tenure. Mr. Kremer also received a sign-on bonus in the amount of $170,000.
(4)	Mr. Kalia resigned from his position as CFO effective March 14, 2022. He has therefore served in his capacity as CFO of the Company for approximately two (2) months in Fiscal 2022. Mr. Kalia was entitled to an annual base salary of $475,000 during Fiscal 2022, which was prorated to account for his actual tenure.
(5)	During Fiscal 2022, Mr. Davidson acted as (i) the Company’s COO until January 3, 2022, at which point Mr. Davidson retired from such position, and (ii) interim CFO from March 14, 2022, in replacement of Mr. Kalia, until August 8, 2022, the effective date of the appointment of his replacement, Mr. Ed Kremer. He has therefore served in his capacity as Interim CFO of the Company for approximately six (6) months and as COO of the Company for three (3) days in Fiscal 2022. Mr. Davidson was, respectively for his roles as COO and as interim CFO, entitled to annual base salaries of $25,000 and $475,000 during Fiscal 2022, which were prorated to account for his actual tenure. Mr. Davidson remained employed by the company for a transitional period between the dates of January 3rd and March 14th maintaining his COO salary. Mr. Davidson received severance pay in connection with the COO position and received $212,500, the equivalent of 6 months’ severance.
(6)	Being comprised of an annual retainer in the amount of $500,000 for his services as the Executive Vice-Chairman of the Company.
(7)	Reflects an allocation of $541.67 per month for the lease of a company car and $100 per month for a cell phone reimbursement during Fiscal 2021 and Fiscal 2022.
(8)	In addition to the Board annual retainers to which Mr. Derby and Mr. Johansson are entitled by virtue of being a director of the Company and the Chair of a committee of the Board, the figures shown in the table above include (i) in respect of Fiscal 2022, additional compensation earned by them for their services as a member of two ad hoc special committees formed for the purposes of evaluating a potential related-party transaction, which such transaction was ultimately abandoned by the Company, and coordinating the review of certain accounting and corporate practices of the Company; and (ii) in respect of Fiscal 2021, additional compensation earned by them for their services (A) as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited (the “EMMAC Transaction”) which was completed in April 2021; and (B) as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company (the “MVS Extension”). For additional information regarding the EMMAC Transaction, refer to the material change report dated March 19, 2021 in connection with the EMMAC Transaction, a copy of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. For additional information regarding the MVS Extension, refer to the Company’s management information circular filed on July 30, 2021 in connection with the annual general and special meeting of the shareholders of the Company held on September 9, 2021, at which the MVS Extension was submitted to the shareholders, a copy of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. Board retainers include a prorated $100,000 payment for January 1, 2022 through September 30, 2022, a full $200,000 payment for Board service for the period between October 1, 2022 through September 30, 2023 and a $45,500 payment tied to the above mentioned transactions.

(9)	Being comprised of an annual retainer for January 1, 2022 through September 30, 2022 in the prorated amount of $33,333 as well as a $100,000 retainer for the period between October 1, 2022 through September 30, 2023. $100,000 for his services as a member of the Board.
(10)	Being comprised of an annual retainer for January 1st 2022 through September 30, 2022 in the prorated amount of $33,333 as well as a $100,000 retainer for the period between October 1, 2022 through September 30, 2023. Additional $61,700 in consulting fees.
(11)	Ms. Bodner was appointed as director of the Company effective as of December 16, 2022. She has therefore served in her capacity as director of the Company for approximately fifteen days in 2022 and, as such, was compensated $79,384 for her services between December 16, 2022 and September 30, 2023 and an additional 151,392 for consulting fees.
(12)	Mr. Shah was appointed as director of the Company effective as of December 16, 2022. He has therefore served in his capacity as director of the Company for approximately fifteen days in Fiscal 2022, and, as such, was compensated $79,384 for his services between December 16, 2022 and September 30, 2023.
(13)	Being comprised of a sign-on bonus agreed to be paid to Mr. Kalia as part of his employment agreement.
(14)	Being comprised of cell phone reimbursement fees for Fiscal 2020 and Fiscal 2021.
(15)	For Fiscal 2021, Mr. Jordan’s target bonus was set at $750,000 (representing 100% of his base salary), composed of achievement of certain pre-determined Company-wide revenue- and earnings-based targets weighted at 80% of the bonus target, and achievement of individual performance (which is determined based on the discretionary appreciation of the Compensation Committee) weighted at 20% of the bonus target. For Fiscal 2021, the CN Committee determined that 75% of the financial component was achieved, representing a bonus of $450,000, and that 100% of the individual component was achieved, representing a bonus of $150,000. In additional, Mr. Jordan received an additional discretionary bonus of $400,000 due to Mr. Jordan’s time intensive efforts in completing financing transactions for the Company, resulting in a total bonus payout of $1,000,000.

Stock Options and Other Compensation Securities

The following table summarizes all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in Fiscal 2022.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (US$)	Closing price of security or underlying security on date of grant (US$)(2)	Closing price of security or underlying security at year end (US$)(3)	Expiry Date
Matt Darin, CEO(3)	Options	299,641 (0.0481%)	January 1, 2022	8.91	8.91	4.30	January 1, 2032
	RSUs	224,730 (0.0360%)	January 1, 2022	N/A	8.91	4.30	N/A
Joseph Bayern, Former CEO(4)	Options	273,929 (0.0439%)	March 31, 2022	7.31	7.31	4.30	March 31, 2032
	RSUs	205,447 (0.0329%)	March 31, 2022	N/A	7.31	4.30	N/A
Ed Kremer CFO(5)	Options	423,411 (0.0679%)	August 10, 2022	5.89	5.79	4.30	August 10, 2032
	RSUs	255,643 (0.0410%)	August 10, 2022	N/A	5.79	4.30	N/A

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (US$)	Closing price of security or underlying security on date of grant (US$)(2)	Closing price of security or underlying security at year end (US$)(3)	Expiry Date
Ranjan Kalia, Former CFO(6)	—	—	—	—	—	—	—
Neil Davidson, Former COO and Former Interim CFO(7)	Options	31,608 (0.0051%)	March 15, 2022	5.77	5.77	4.30	March 15, 2032
	RSUs	23,706 (0.0038%)	March 15, 2022	N/A	5.77	4.30	N/A
Boris Jordan(8), Executive Chairman and Director	RSUs	160,595 (0.0258%)	September 8, 2022	N/A	5.92	4.30	N/A
Joseph Lusardi(9), Executive Vice-Chairman and Director	RSUs	80,297 (0.0129%)	September 8, 2022	N/A	5.92	4.30	N/A
Karl Johansson(10), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Peter Derby(11), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Dr. Jaswinder Grover(12), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Mr. Mitchell Kahn(13), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Michelle Bodner(14), Director	RSUs	20,746 (0.0033%)	December 16, 2022	N/A	5.27	4.30	N/A
Shasheen Shah(16), Director	RSUs	20,746 (0.0033%)	December 16, 2022	N/A	5.27	4.30	N/A

Notes:

(1)	Percentage of class is calculated on a partially diluted basis assuming: (i) the exercise of Options and RSUs granted to directors and NEOs of the Company as at December 31, 2022; and (ii) an aggregate of 623,520,125 Subordinate Voting Shares issued and outstanding on December 31, 2022.
(2)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of grant, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of grant. No exercise price is attributed to the RSUs.
(3)	Reflects the closing price of the Subordinate Voting Shares on the CSE on December 30, 2022, the last trading day of Fiscal 2022, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on such date.

(4)	As of December 31, 2022, Mr. Darin had ownership, direction or control over a total of 3,863,927 Subordinate Voting Shares, 471,411 Options and 1,533,840 RSUs.
(5)	As of May 9, 2022, the date of his resignation as CEO of the Company, Mr. Bayern had ownership, direction or control over a total of 160,596 Subordinate Voting Shares, 1,494,440 Options and 527,606 RSUs.
(6)	As of December 31, 2022, Mr. Kremer had ownership, direction or control over a total of nil Subordinate Voting Shares, 423,411 Options and 947,653 RSUs.
(7)	As of March 14, 2022, the date of his resignation of CFO of the Company, Mr. Kalia had ownership, direction or control over a total of nil Subordinate Voting Shares, 189,660 Options and 142,245 RSUs.
(8)	As of August 8, 2022, the date of his termination as interim CFO of the Company, Mr. Davidson had ownership, direction or control over a total of 573,240 Subordinate Voting Shares, 1,013,636 Options and 17,074 RSUs.
(9)	As of December 31, 2022, Mr. Jordan had ownership, direction or control over a total of 93,970,705 Multiple Voting Shares, 56,876,869 Subordinate Voting Shares, 5,697,505 Options and 160,595 RSUs.
(10)	As of December 31, 2022, Mr. Lusardi had ownership, direction or control over a total of 5,378,549 Subordinate Voting Shares, 6,916,455 Options and 80,297 RSUs.
(11)	As of December 31, 2022, Mr. Johansson had ownership, direction or control over a total of 71,989 Subordinate Voting Shares, nil Options and 24,089 RSUs.
(12)	As of December 31, 2022, Mr. Derby had ownership, direction or control over a total of 490,813 Subordinate Voting Shares, nil Options and 24,089 RSUs.
(13)	As of December 31, 2022, Dr. Grover had ownership, direction or control over a total of 5,551,437 Subordinate Voting Shares, nil Options and 24,089.
(14)	As of December 31, 2022, Mr. Kahn has ownership, direction or control over a total of 5,471,769 Subordinate Voting Shares, nil Options and 24,089 RSUs.
(15)	As of December 31, 2022, Ms. Bodner had ownership, direction or control over a total of 226,750 Subordinate Voting Shares, nil Options and 20,746 RSUs.
(16)	As of December 31, 2022, Mr. Shah had ownership, direction or control over a total of nil Subordinate Voting Shares, nil Options and 20,746 RSUs.

Exercise of Compensation Securities

The following table summarizes all compensation securities exercised by each director and NEO of the Company during Fiscal 2022.

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise(1)	Closing price of security on date of exercise(2) (US$)	Difference between exercise price and closing price on date of exercise (US$)	Total value on exercise date (US$)
Matt Darin, CEO	RSUs	74,910	Nil	December 31, 2022	4.30	4.30	322,113
Joseph Bayern, Former CEO	RSUs	57,540	Nil	January 1, 2022	8.91	8.91	512,681
	RSUs	103,589	Nil	December 9, 2022	5.28	5.28	546,950
	RSUs	57,540	Nil	December 31, 2022	4.30	4.30	247,422
Ed Kremer, CFO	—	—	—	—	—	—	—
Ranjan Kalia, Former CFO	—	—	—	—	—	—	—

Neil Davidson, Former COO and Former Interim CFO	RSUs	204,120	Nil	January 28, 2022	5.93	5.93	1,209,919
	RSUs	156,250	Nil	March 23, 2022	6.72	6.72	1,050,000
	RSUs	23,706	Nil	September 15, 2022	5.94	5.94	140,814
	RSUs	17,074	Nil	November 22, 2022	6.25	6.25	106,713
Boris Jordan, Executive Chairman and Director	RSUs	84,411	Nil	September 9, 2022	6.14	6.14	518,284
Joseph Lusardi, Executive Vice- Chairman and Director	RSUs	40,554	Nil	September 9, 2022	6.14	6.14	249,002
	RSUs	48,781	Nil	November 22, 2022	6.57	6.57	320,491
Karl Johansson, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Peter Derby, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Dr. Jaswinder Grover, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Mitchell Kahn, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Michelle Bodner, Director	—	—	—	—	—	—	—
Shasheen Shah, Director	—	—	—	—	—	—	—

Note:

(1)	RSUs do not have an exercise date. For purposes of this table, the exercise date should be understood as the vesting date, on which the underlying Subordinate Voting Shares were issued to the individual.
(2)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of exercise, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of exercise. No exercise price is attributed to the RSUs.

Employment, Consulting and Management Agreements

Matt Darin

Effective May 9, 2022, Mr. Darin became CEO of the Company. Mr. Darin was previously President of the Company since January 3rd, 2022. The Company entered into an employment agreement with Mr. Darin on December 9, 2021, governing his position as President, which agreement was subsequently amended by an appointment letter governing his CEO position. Mr. Darin is entitled to a base annual salary of $750,000 and is eligible for a discretionary year-end performance bonus representing up to 100% of such base salary. He did not receive an equity grant upon CEO appointment. When promoted to President on January 2022, he received an equity grant valued at $4,000,000. In addition, Mr. Darin received, upon hiring, shares of the Company worth $4,000,000, granted as to 50% value via Options and as to 50% value via RSUs. If Mr. Darin is terminated other than for cause, then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Darin is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Darin for diminution of duties, in addition to accrued amounts, Mr. Darin is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, were contingent upon Mr. Darin remaining unemployed three (3) months following the effective date of termination.

Joseph Bayern

Mr. Bayern was the Company’s CEO in Fiscal 2022 until May 9, 2022, when Matt Darin was named as his replacement. Mr. Bayern was appointed as CEO effective as of January 1, 2021. The Company entered into an employment agreement with Mr. Bayern on November 23, 2019 for his previous role as President of the Company, which continued to govern his employment relationship with the Company as its CEO. Mr. Bayern was entitled to a base annual salary of $500,000 and was eligible for a discretionary year-end performance bonus representing up to 75% of such base salary. In addition, Mr. Bayern received, upon hire, shares of the Company worth $5,000,000, granted as to 50% via Options and as to 50% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Bayern was terminated other than for cause, then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement, with the balance of such options being cancelled.

In addition, Mr. Bayern was entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Bayern for diminution of duties, in addition to accrued amounts, Mr. Bayern was entitled to an amount equal to nine (9) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Bayern remaining unemployed six (6) months following the effective date of termination.

Ed Kremer

Effective August 8, 2022, Mr. Kremer became CFO of the Company. The Company entered into an employment agreement with Mr. Kremer on July 6, 2022 governing his position as CFO. Mr. Kremer is entitled to a base annual salary of $500,000 and is eligible for a discretionary year-end performance bonus representing a target of 50% of such base salary. In addition, Mr. Kremer received, upon hiring, shares of the Company worth $3,000,000, granted as to 50% value via Options and as to 50% value via RSUs. If Mr. Kremer is terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kremer is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Kremer for diminution of duties, in addition to accrued amounts, Mr. Kremer is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, are contingent upon Mr. Kremer remaining unemployed three (3) months following the effective date of termination.

Ranjan Kalia, Former CFO

Mr. Kalia was the Company’s CFO from June 21, 2021 until his resignation effective as of March 14, 2022. The Company entered into an employment agreement dated June 21, 2021 with Mr. Kalia in connection with his role as CFO. Under the terms of this agreement, Mr. Kalia was entitled to a base annual salary of $475,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary, in addition to a fixed $100,000 additional bonus if his employment with the Company extended beyond March 31, 2022. In addition, Mr. Kalia received, upon hiring, shares of the Company worth $3,500,000, granted as to 50% via Options and as to 50% via RSUs. If Mr. Kalia was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kalia was entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Kalia for diminution of duties, in addition to accrued amounts, Mr. Kalia was entitled to an amount equal to twelve (12) months of his then annual base salary, payable in two (2) lump sum payments, and to continue receiving benefits under the Company’s health insurance program for the same period. The first lump sum payment of three (3) months base salary would be payable within thirty (30) days after termination, with the second lump sum payment of nine (9) months base salary being contingent on Mr. Kalia remaining unemployed after three (3) months from the date of termination.

Effective March 14, 2022, Mr. Kalia resigned and ceased to be CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Davidson.

Neil Davidson, Former COO and Former Interim CFO

Mr. Davidson was the Company’s interim CFO from March 14, 2022 until August 8, 2022. He further was the Company’s COO in Fiscal 2022 until January 3, 2022. The Company entered into an employment agreement with Mr. Davidson on March 16, 2022 governing his position as interim CFO. Under the terms of this agreement, Mr. Davidson was entitled to a base monthly salary of $39,583 for a maximum duration of 6 months with the option to terminate upon the appointment of a full time CFO and was eligible for a monthly bonus representing $19,791 per month worked, and payable in the month of the last day effectively worked by Mr. Davidson. In addition, Mr. Davidson was entitled to a special grant of up to 23,706 RSUs and 31,608 Options which vested one sixth on the last day of every month of employment as interim CFO. However, Mr. Davidson’s employment agreement did not provide for a payment in the event of termination or change of control.

Boris Jordan

Mr. Jordan is the Executive Chairman of the Board. No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Management Agreements

No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors

The Company currently has six non-executive directors, four (or 50% of the directors) of whom the Company believes to be independent within the meaning of applicable Canadian laws and regulations. An independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. The four independent directors of the Company are Messrs. Karl Johansson, Peter Derby, Dr. Jaswinder Grover, and Shasheen Shah. Each of Boris Jordan, who serves as Executive Chairman and founder of the Company, and Joseph Lusardi, who serves as the Executive Vice-Chairman of the Board and is the former CEO of the Company, are not considered to be independent by virtue of the fact that they are or were executive officers of the Company within the last three years. Further, Mr. Mitchell Kahn, although a non-executive director, is not considered to be independent within the meaning of NI 58-101 by virtue of the fact that he provided consulting services to the Company and that he received more than Cdn$75,000 in direct compensation from the Company in consideration of such consulting services during any 12-month period within the last three years. Ms. Michelle Bodner, although a non-executive director, is not considered to be independent within the meaning of NI 58-101 by virtue of the fact that she provided consulting services to the Company and that she received more than Cdn$75,000 in direct compensation from the Company in consideration of such consulting services during any 12-month period within the last three years.

The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.

Chair and Vice-Chair

Mr. Boris Jordan, the founder of the Company, is the Executive Chairman of the Board. He is assisted in this task by Mr. Joseph Lusardi, Executive Vice-Chairman of the Board and former Chief Executive Officer. The Company believes that having Mr. Jordan and Mr. Lusardi acting as Executive Chairman and Executive Vice-Chairman of the Company is beneficial to the Company, as it allows the Company to remain focused on the execution of its long-term strategy and to prioritize initiatives directed at creating sustainable long-term value, supported by the strong expertise and leadership of Messrs. Jordan and Lusardi. It also ensures continuity of an executive team that has led the push in the evolution of the cannabis industry and the advancement of regulatory change and has built important relationships with all key stakeholders.

Meetings of Independent Directors

To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair.

Other Directorships

Other than Mr. Jordan who is the chairman of the board of directors of, and the chair of the strategic committee of the board of directors of, Renaissance Insurance Group PJSC, none of the directors of the Company currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent).

Orientation and Continuing Education

Immediately following appointment, new directors of the Company are provided with historic information, current strategic plans for the Company and materials summarizing issues relating to the Company. New directors are also briefed by the Chief Executive Officer of the Company, by the Chief Financial Officer of the Company, by the Chief Legal Officer of the Company and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Company will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.

Although the Company has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Company’s management, legal counsel, auditors and consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations. In addition, the Board and its committees receive periodic reports from management and external advisors as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Company.

Ethical Business Conduct

The Board has adopted a principles-based Code of Conduct applicable to all officers, directors and employees (the “Code of Conduct”). Separately, the Board has adopted a Business Conduct and Ethics Code also applicable to all directors, officers and employees (the “Business Ethics Code” and collectively with the Code of Conduct, the “Codes”) that sets forth more detailed guidance, especially as it relates to our business relationships with third-parties, government agencies, competitors, and customers.

Copies of the Codes are available on SEDAR+ under the Company’s profile at www.sedarplus.ca. The Company will, upon request, provide a copy of the Codes to any Shareholder. Further, the Board has approved the hiring of dedicated compliance personnel and has adopted a hotline and other critical business ethics policies and training to encourage and promote a culture of ethical business conduct. The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to corporate policies, including the Codes. Any material issues regarding compliance with our policies or the Codes are required to be brought forward to the Senior Vice President of Compliance or to the Company’s Ethics Committee (via the hotline) for review and investigation and referred to the executive officers of the Company or the Audit committee of the Board, as may be appropriate under the circumstances. The Ethics Committee, the Board and/or the appropriate committee or executive officers determine what remedial steps, if any, are required. Any waivers from the Codes that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board. No waiver has ever been granted under the Codes.

Each director of the Company must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

Nomination of Directors

The CN Committee is responsible for identifying new candidates for nomination to the Board and for recommending director nominees to the Board for election at the annual general meeting of shareholders of the Company. The Board subsequently approves the director nominees for election at such meeting. In particular, the Board considers, in addition to any other factors it deems relevant: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies, skills and background each nominee will bring to the Board; (iv) the time that each nominee will have available to devote to the Company’s business; and (v) whether the nominee will be an independent director. Directors are encouraged to identify potential candidates. The Company also encourages its executive to identify potential candidates to be considered for a Board position. An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the Executive Chairman of the Company or his delegate.

The Company is committed to diversity in all aspects of its business and activities, including with respect to its Board. The Company and the Board believe that diversity and inclusion foster a wide array of perspectives and help build cultures of trust, candor and respect. The Company and the Board will continue to support and encourage the recruitment and appointment of diverse candidates to Board positions. In addition to recruiting and considering director candidates, the Board annually reviews the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of competencies, skills and experience to provide for the overall stewardship of the Company.

During Fiscal 2021, the Company has hired a career development and talent acquisition platform and a leading anti-bias training partner, in addition to the following initiatives to support diversity, equity and inclusion (“DE&I”) efforts at Curaleaf:

•	Internal DE&I Taskforce: In July 2020, an internal taskforce was developed, with a focus on internal mentoring programs, a supplier diversity program and new employee resource groups designed to foster greater communication and support. Engaged in the DE&I Taskforce are 62 cross functional team members ranging from Dispensary Associates to Vice Presidents at Curaleaf.

•	Employee Resource Groups: The DE&I Taskforce has implemented Employee Resource Groups that ensure inclusive and supportive communities within the 5,500+ team member organization. Those groups are: Curaleaf in Color (BIPOC), QUSH (LGBTQIA+), Women’s Cannabis Collective (Women), FamiLeaf (Working Parents), STEM (education, science, and health) and Curaleaf Cares (Community & Volunteerism). Since the creation of our ERGs in 2020, we have increased membership by over 395%. Supplier Diversity and Workforce Development subcommittees also support the overall initiative.

•	Workforce Development: CuraForce, one of Curaleaf’s subcommittees, is working with their second cohort for their Cultivate the Leader in YOU! Program, pairing LinkedIn Learning Paths with guided discussions that set our team members up for success at all levels. Our first cohort had over 60 graduates, with many finding the confidence to apply for promotions that several of our team members received. Our second cohort had 200+ applications and it still in progress.

•	Mentoring: Approaching mentoring and coaching as a bottom up and a top down strategy, Curaleaf is launching an executive leaders and sponsorship program in which a cohort of Curaleaf junior management team members will be matched with C-suite and executive management members within various departments.

•	Executive Roundtable: Launched in 2021, the Curaleaf Executive Roundtable provides mentorship, education, networking opportunities and entrepreneurial support for individuals from communities harmed by the War on Drugs. Throughout a full-time, one-year curated program, protégées work closely with Curaleaf executives from the C-Suite to vice presidents. This relationship provides guidance from industry leaders who are invested in protégé success and growth. By matching mentees through analysis of goals and resources, the Executive Roundtable opens doors to opportunities.

•	Diverse Hiring Opportunities: Curaleaf has partnered with Digital Venture Partners on an HBCU tour, visiting HBCUs across the country to share with soon-to-be graduates the variety of career opportunities within the cannabis space. This is just one of the many ways we are ensuring we source diverse candidates whenever possible.

BOARD COMMITTEES

Compensation and Nominating Committee

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Mr. Derby and Mr. Johansson are independent members of the Board. For details regarding the experience of the members of the CN Committee, see the biographies of each member set out in the section “Number of Directors and Election of Directors”.

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company’s LTIP and proposing changes thereto, approving any awards of securities under the LTIP and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices. See also “Statement of Executive Compensation – Corporate Governance”.

Audit Committee

Composition of the Audit Committee

The Audit Committee of the Board (the “Audit Committee”) assists the Board in fulfilling its responsibilities for oversight of accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things: monitoring the integrity of the Company’s financial statements and corporate accounting, monitoring systems and procedures for financial reporting and internal control; reviewing certain public disclosure documents and financial information that will be provided to shareholders and other, including the Company’s annual audited financial statements and unaudited quarterly financial statements; reviewing the Company’s compliance with certain legal and regulatory requirements; evaluating the independent auditors’ qualifications and independence; monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services; and providing an open avenue of communication among independent auditors, financial and senior management and the Board. The Audit Committee is also responsible for oversight and control of related party transactions.

The Audit Committee is responsible for reviewing with Management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

The Audit Committee also has the authority to approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

The Company is a “venture issuer” as defined in National Instrument 52-110 – Audit Committees (“NI 52- 110”) and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

As at the date of this Information Circular, the following are the members of the Audit Committee:

Name of Member	Independent(1)	Financially Literate(2)
Boris Jordan	No(3)	Yes
Peter Derby	Yes	Yes
Karl Johansson(3)	Yes	Yes

Notes:

(1)	A member of the Audit Committee is independent if he or she has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.
(2)	A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	Boris Jordan is not an independent member of the Audit Committee, as he, directly or indirectly, owns more than 10% of the issued and outstanding subordinate voting shares of the Company.
(1)	Chair of the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has experience relevant to his or her responsibilities as an Audit Committee member. See the biography of each member of the Audit Committee set forth under the heading “Number of Directors and Election of Directors” in this Information Circular for a description of the education and experience of each Audit Committee member.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely fiscal year has the Company relied on an exemption from National Instrument 52-110 – Audit Committees (“NI 52-110”), in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee’s Charter

The Audit Committee operates under a written charter, adopted on and effective as of December 17, 2018 setting forth the purpose, composition, authority and responsibility of the Audit Committee, a copy of which is attached hereto as Schedule “C”.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s charter attached hereto as Schedule “C”.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by the external auditors for the Company, for services rendered for the fiscal years ended December 31, 2022 and December 31, 2021.

In thousands of dollars	2022	2021
Audit Fees - PKF O’Connor Davis, LLP(1)	3,402	-
Audit Fees – Antares Professional Corp(1)	649	1,215
Audit-related fees(2)	195	285
Tax fees(3)	-	-
All other fees(4)	52	69
Total	4,297	1,569

Notes:

(1)	“Audit fees” include the aggregate fees billed for the audit of the annual consolidated financial statements, the review of interim unaudited consolidated financial statements and other regulatory audits and filings.
(2)	“Audit related fees” include the aggregate fees billed for the provision of technical, accounting and financial reporting advice services.
(3)	“Tax fees” include the aggregate fees billed for the provision of corporate tax compliance, tax planning and other tax related services.
(4)	“All other fees” include the aggregate fees billed for products and services provided by the external auditor, other than services reports under (1), (2), or (3).

Assessments

Based upon the Company’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for accessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on several occasions each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board’s and such director’s assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner for the time being.

The Company is in the process of implementing an effectiveness assessment questionnaire. Each Board member will complete an annual questionnaire to assist in assessing the effectiveness of the Board and its committees, as well as formal peer reviews to evaluate the contribution and performance of each individual director. The questionnaire will address Board and committee structure and composition, Board leadership, strategic planning, risk management, operational performance and Board processes and effectiveness and will ask directors not only to comment on the Board’s current structure and practices but also to propose improvements. The results will be discussed in depth by the Audit Committee and any recommendations or material observations will be presented to the full Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein or in our Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 under the heading “Related Party Transactions”, to the knowledge of the Company, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2022 or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Company or of a subsidiary of the Company, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (iii) a reporting issuer that has purchased, redeemed, or otherwise acquired any of its securities, for so long as it holds any of its securities.

ADDITIONAL INFORMATION

Financial information is provided in the financial statements and related management’s discussion and analysis of the results for the period ended December 31, 2022. Shareholders wishing to receive a copy of such materials should mail a request to the Company at 666 Burrard Street, Suite 1700, Vancouver, BC, V6C 2X8.

Additional information relating to the Company is also available free of charge on SEDAR+ at www.sedarplus.ca.

SCHEDULE "A"
AMENDMENT RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	The Notice of Articles of the Company be altered by creating an unlimited number of Exchangeable Shares without par value.

(2)	The Articles of the Company be altered by:

(a)	deleting the special rights and restrictions attached to the Subordinate Voting Shares and Multiple Voting Shares as set out in Part 27 of the Articles of the Company; and

(b)	creating and attaching to the Subordinate Voting Shares, Multiple Voting Shares and Exchangeable Shares the special rights or restrictions as set out in Part 27 of the Articles attached hereto as Exhibit “1”.

(3)	The Articles and Notice of Articles of the Company be altered accordingly, and the alterations to the Notice of Articles and Articles of the Company shall not take effect until:

(a)	this resolution is received for deposit at the Company’s records office;

(b)	the Notice of Alteration is electronically filed with the Registrar of Companies; and

(c)	the Notice of Articles is altered to reflect the alterations set out in this resolution.

(4)	Any director or officer of the Company is hereby authorized and directed, for an on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts or things as are required or as such officer or director, in his sole discretion, may deem necessary or desirable to give full effect to or carry out the provisions of the above resolution.

(5)	The board of directors of the Company may, in its sole discretion, without any further approval of the shareholders of the Company, revoke, abandon or terminate this resolution, before it is acted on, if the board determines in its sole discretion, that it is in the best interest of the Company not to act on this resolution.

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EXHIBIT “1”
AMENDMENT RESOLUTION

Special rights and restrictions

Subordinate Voting Shares

An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Subordinate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

(b)	Alteration to Rights of Subordinate Voting Shares.

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

(c)	Dividends.

Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board of Directors of the Company.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

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(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Subordinate Voting Shares shall occur unless, simultaneously, the Multiple Voting Shares and Exchangeable Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(g)	Conversion of Subordinate Voting Shares Upon an Offer.

In the event that an offer is made to purchase Multiple Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Multiple Voting Shares of the Company are listed has not implemented any rules with respect to "coattail protections", or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined in Article 27.2(1)(f)(i)) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)	give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Multiple Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then Conversion Ratio and the Company shall send or cause the transfer agent to send to the holder a share certificate representing the Subordinate Voting Shares. In the event that the offeror takes up and pays for the Multiple Voting Shares resulting from conversion, the Company shall cause the transfer agent to deliver to the holders thereof the consideration paid for such shares by the offeror.

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(h)	Conversion of Subordinate Voting Shares into Non-Voting Exchangeable Shares.

Each issued and outstanding Subordinate Voting Share may at any time, at the option of the holder, be converted into one Exchangeable Share. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted, and shall be accompanied by sufficient monies necessary to pay any applicable stamp tax or similar duty on or in respect of such conversion. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, the Company will issue a share certificate or other evidence of ownership representing Proportionate Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Exchangeable Shares hereunder will automatically be cancelled.

Multiple Voting Shares

An unlimited number of Multiple Voting shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to 15 votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 15 votes per Multiple Voting Share.

(b)	Alteration to Rights of Multiple Voting Shares.

As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b), each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c)	Dividends.

The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinate Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio (as defined in Article 27.2(1)(f)(i))) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Company.

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(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Conversion.

Holders of Multiple Voting Shares shall have conversion rights as follows (the "Conversion Rights"):

(i)	Right to Convert.

Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial "Conversion Ratio" for shares of Multiple Voting Shares shall be one Subordinate Voting Share for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in Sections 27.2(1)(f)(iv) and 27.2(1)(f)(v).

(ii)	Automatic Conversion.

(A)	On the first business day following the first annual meeting of the shareholders of the Company held after the Subordinate Voting Shares become listed or quoted on a United States national securities exchange such as The NASDAQ Stock Market or The New York Stock Exchange, each Multiple Voting Share shall be automatically converted, without any further action, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio, and each Permitted Holder of Multiple Voting Shares shall automatically be deemed to have exercised his, her or its rights under subsection 27.2(1)(f)(i) to convert such Multiple Voting Share into one fully paid and non-assessable Subordinate Voting Share.

(B)	Upon the first date that any Multiple Voting Share shall be held by a person other than by a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 27.2(1)(f)(i) to convert such Multiple Voting Share into one fully paid and nonassessable Subordinate Voting Share.

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(C)	In addition, all Multiple Voting Shares held by a Permitted Holder will convert automatically, without any further action, into Subordinate Voting Shares at such time as the Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company on a non-diluted basis.

(D)	A Multiple Voting Share that is converted into Subordinate Voting Shares as provided for in subsection 27.2(1)(f)(ii)(A) or 27.2(1)(f)(ii)(B) will automatically be cancelled.

(E)	For the purposes hereof:

(i)	"Members of the Immediate Family" means with respect to any individual, each parent (whether by birth or adoption), spouse or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons, and each legal representative of such individual or of any aforementioned persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a person shall be considered the spouse of an individual if such person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual; and

(ii)	"Permitted Holders" means (a) Boris Jordan and any Members of the Immediate Family of Boris Jordan, and (b) any Person controlled, directly or indirectly by one or more of the Persons referred to in clause (a) above.

(iii)	Mechanics of Conversion.

Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Subordinate Voting Shares or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company, and shall give written notice to the Company at its principal corporate office, of the election to convert the same (each, a "Conversion Notice") and the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing. Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Company shall (or shall cause its transfer agent to), at its expense, as soon as practicable thereafter, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion right is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the securities register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Multiple Voting Shares and issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company, representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted. A Multiple Voting Share that is converted into Subordinate Voting Shares as provided for in this subsection 27.2(1)(f) will automatically be cancelled.

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(iv)	Adjustments for Distributions.

In the event the Company shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a "Distribution"), then, in each such case for the purpose of this Section 27.2(1)(f)(iv), the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

(v)	Recapitalizations; Stock Splits.

If at any time or from time-to-time, the Company shall (i) effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a "Recapitalization"), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 27.2(1)(f) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this Section 27.2(1)(f) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

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(vi)	No Fractional Shares and Certificate as to Adjustments.

No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded down to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

(vii)	Adjustment Notice.

Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 27.2(1)(f), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share.

(viii)	Effect of Conversion.

All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the "Conversion Time"), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(ix)	Retirement of Shares.

Any Multiple Voting Share converted shall be retired and cancelled and may not be reissued as shares of such class or any other class or series, and the Company may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of Multiple Voting Shares accordingly.

(x)	Disputes.

Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination of the Conversion Ratio or the arithmetic calculation of the Conversion Ratio (as defined herein) by the Company to the Board of Directors with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Conversion Ratio, as applicable. If the holder and the Company are unable to agree upon such determination or calculation of the Conversion Ratio, as applicable, within five (5) business days of such response, then the Company and the holder shall, within one (1) business day thereafter, submit the disputed arithmetic calculation of the Conversion Ratio, as applicable, to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) business days from the time it receives the disputed determinations or calculations. Such accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

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(g)	Notices of Record Date.

Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h)	Conversion of Multiple Voting Shares Upon an Offer.

In addition to the conversion rights set out in Section 27.2(1)(f), in the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares of the Company are then listed has not implemented any rules with respect to "coattail protections", or if the Subordinate Voting Shares are not then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this Section 27.2(1)(h) may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall or shall cause its transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)	give written notice to the transfer agent of the exercise of such right, and of the number of Multiple Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the transfer agent the share certificate or certificates representing the Multiple Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

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No share certificates representing the Subordinate Voting Shares, resulting from the conversion of the Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion will be re- converted into Multiple Voting Shares at the inverse of Conversion Ratio then in effect and the Company shall send, or cause its transfer agent to send, to the holder a share certificate representing the Multiple Voting Shares. In the event that the offeror takes up and pays for the Subordinate Voting Shares resulting from conversion, the Company shall or shall cause its transfer agent to deliver to the holders thereof the consideration paid for such shares by the offeror.

Rights, Privileges, Restrictions and Conditions Applicable to Subordinate Voting Shares – Redemption Provisions

Redemption

For the purposes of this Section 27.3, the following terms will have the meaning specified below:

1.1	"Board" means the board of directors of the Company.

1.2	"Business" means the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis - derived products in the United States, which include the owning and operating of cannabis licenses.

1.3	"Fair Market Value" will equal: (i) the volume weighted average trading price (VWAP) of the Shares to be redeemed for the five (5) Trading Day period immediately after the date of the Redemption Notice on the Canadian Securities Exchange or other national or regional securities exchange on which such Shares are listed, or (ii) if no such quotations are available, the fair market value per share of such Shares as set forth in the Valuation Opinion.

1.4	"Governmental Authority" or "Governmental Authorities" means any United States or foreign, federal, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority).

1.5	"Licenses" means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Business.

1.6	"Ownership" (and derivatives thereof) means (i) ownership of record as evidenced in the Company's share register, (ii) "beneficial ownership" as defined in Section 1 of the Business Corporations Act (British Columbia), or (iii) the power to exercise control or direction over a security;

1.7	"Person" means an individual, partnership, Company, limited liability Company, trust or any other entity.

1.8	"Redemption" has the meaning ascribed thereto in Section 27.3(5).

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1.9	"Redemption Date" means the date on which the Company will redeem and pay for the Shares pursuant to Section 27.3(5). The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith.

1.10	"Redemption Notice" has the meaning ascribed thereto in Section 27.3(6).

1.11	"Redemption Price" means the price per Share to be paid by the Company on the Redemption Date for the redemption of Shares pursuant to Section 27.3(5) and will be equal to the Fair Market Value of a Share, unless otherwise required by any Governmental Authority;

1.12	"Shares" means the Subordinate Voting Shares of the Company.

1.13	"Significant Interest" means ownership of five percent (5%) or more of all of the issued and outstanding shares of the Company.

1.14	"Subject Shareholder" means a person, a group of persons acting in concert or a group of persons who, the Board reasonably believes, are acting jointly or in concert.

1.15	"Trading Day" means a day on which trades of the Shares are executed on the Canadian Securities Exchange or any national or regional securities exchange on which the Shares are listed.

1.16	"Unsuitable Person" means

any person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Shares; or

(ii)   any person (including a Subject Shareholder) with a Significant Interest whose ownership of Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such person's failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and if a license application has been filed, after consultation with the applicable Governmental Authority.

1.17	"Valuation Opinion" means a valuation and fairness opinion from an investment banking firm of nationally recognized standing in Canada (qualified to perform such task and which is disinterested in the contemplated redemption and has not in the then past two years provided services for a fee to the Company or its affiliates) or a disinterested nationally recognized accounting firm.

(2)	Subject to Section 27.3(4), no Subject Shareholder will acquire or dispose of a Significant Interest, directly or indirectly, in one or more transactions, without providing 15 days' advance written notice to the Company by mail sent to the Company's registered office to the attention of the Corporate Secretary.

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(3)	If the Board reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section 27.3(2), the Company may apply to the Supreme Court of British Columbia, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Shares held.

(4)	The provisions of Sections 27.3(2) and 27.3(3) will not apply to the ownership, acquisition or disposition of Shares as a result of:

4.1	any transfer of Shares occurring by operation of law including, inter alia, the transfer of Shares of the Company to a trustee in bankruptcy;

4.2	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section 27.3(2); or

4.3	the conversion, exchange or exercise of securities of the Company (other than the Shares) duly issued or granted by the Company, into or for Shares, in accordance with their respective terms.

(5)	At the option of the Company, Shares owned by an Unsuitable Person may be redeemed by the Company (the "Redemption") for the Redemption Price out of funds lawfully available on the Redemption Date. Shares redeemable pursuant to this Section 27.3(5) will be redeemable at any time and from time to time pursuant to the terms hereof.

(6)	In the case of a Redemption, the Company will send a written notice to the holder of the Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Shares to be redeemed on the Redemption Date, (iii) the formula pursuant to which the Redemption Price will be determined and the manner of payment therefor, (iv) the place where such Shares (or certificate thereto, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion (if the Resulting Issuer is no longer listed on the Canadian Securities Exchange or another recognized securities exchange), and (vi) any other requirement of surrender of the Shares to be redeemed (the "Redemption Notice"). The Redemption Notice may be conditional such that the Company need not redeem the Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. The Company will send a written notice confirming the amount of the Redemption Price as soon as possible following the determination of such Redemption Price.

(7)	The Company may pay the Redemption Price by using its existing cash resources, incurring debt, issuing additional Shares, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding.

(8)	To the extent required by applicable laws, the Company may deduct and withhold any tax from the Redemption Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(9)	On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Shares called for Redemption will cease to have any voting rights with respect to such Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such persons may exercise voting rights of such Shares and the Board may determine, in its sole discretion, not to redeem such Shares. Following any Redemption in accordance with the terms of this Section 27.3, the redeemed Shares will be cancelled.

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(10)	All notices given by the Company to holders of Shares pursuant to this Schedule, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder's registered address as shown on the Company's share register.

(11)	The Company's right to redeem Shares pursuant to this Schedule will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the articles or the bylaws of the Company or otherwise with respect to the acquisition by the Company of Shares or any restrictions on holders thereof.

(12)	In connection with the conduct of its Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses.

(13)	In the event that any provision (or portion of a provision) of this Section 27.3 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of Section 27.3 (including the remainder of such provision, as applicable) will continue in full force and effect.

Exchangeable Shares

An unlimited number of Exchangeable shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Except as otherwise required by the Business Corporations Act or these Articles, the holders of Exchangeable Shares shall not be entitled to receive notice of, attend, or vote at meetings of the shareholders of the Company; provided that the holders of Exchangeable Shares shall, however, be entitled to receive notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or assets, or a substantial part thereof, but holders of Exchangeable Shares shall not be entitled to vote at such meetings of the shareholders of the Company.

(b)	Dividends.

The holders of the Exchangeable Shares shall not be entitled to receive any dividends.

(c)	Dissolution.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchangeable Shares shall not be entitled to receive any amount, property or assets of the Company.

(d)	Exchange Right.

Each issued and outstanding Exchangeable Share may at any time, at the option of the holder, be exchanged for one Subordinate Voting Share. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Exchangeable Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Exchangeable Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Exchangeable Shares which the holder wishes to have converted, and shall be accompanied by sufficient monies necessary to pay any applicable stamp tax or similar duty on or in respect of such conversion. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, the Company will issue a share certificate or other evidence of ownership representing Subordinate Voting Shares on the basis set out above to the registered holder of the Exchangeable Shares. If fewer than all of the Exchangeable Shares represented by a certificate accompanying the notice are to be exchanged, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Exchangeable Shares converted into Subordinate Voting Shares hereunder will automatically be cancelled.

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(e)	Change of Control Adjustment.

Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Subordinate Voting Shares, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each a "Change of Control"), each Exchangeable Share that is outstanding on the effective date of a Change of Control shall remain outstanding and, upon the exchange of such Exchangeable Share thereafter, shall be entitled to receive and shall accept, in lieu of the number of Subordinate Voting Shares that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Exchangeable Share as of such date (the "Adjusted Exchange Consideration"), provided that, in the event that, in connection with a Change of Control, the Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially equivalent in all respects to the terms of the Exchangeable Shares (the “Alternative Exchangeable Security”), as determined by the board of directors of the Company, acting reasonably, using the same exchange ratio as is applicable for the Subordinate Voting Shares in connection with such Change of Control, then in such circumstances, each Exchangeable Share that is outstanding on the effective date of a Change of Control shall be exchanged for the Alternative Exchangeable Security.

If the Adjusted Exchange Consideration includes cash, then the Company shall, or shall cause the other body corporate, trust, partnership or other entity resulting from or party to such Change of Control to, deposit with an escrow agent appointed by the Company on the closing date of the Change of Control the aggregate cash that would be payable to holders of Exchangeable Shares if all of the outstanding Exchangeable Shares were exchanged immediately following the Change of Control. All such funds shall be held by the escrow agent in a segregated interest-bearing account for the benefit of the holders of Exchangeable Shares, and shall solely be used to satisfy the cash portion of the Adjusted Exchange Consideration upon exchanges of Exchangeable Shares from time to time (with holders of Exchangeable Shares being entitled to any accumulated interest on the funds from the date of initial deposit to and including the business day immediately preceding the date of exchange, on a pro rata basis).

If, in connection with a Change of Control, a holder of a Subordinate Voting Share may elect a form of consideration (including, without limitation, shares, other securities, cash or other property) from options made available, then all holders of Exchangeable Shares shall be deemed to have elected to receive an equal percentage of each of the different types of consideration offered, unless otherwise agreed in writing by all holders of Exchangeable Shares in accordance with the terms of the transaction and prior to any applicable election deadline, provided that if the option made available is between two securities, one of which is an Alternative Exchangeable Security, then all holders of Exchangeable Shares shall be deemed to have elected to receive solely Alternative Exchangeable Securities. In such case, the Adjusted Exchange Consideration shall equal the consideration that a holder of Subordinate Voting Shares making an election on the terms set forth in the preceding sentence would have received in the transaction.

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After any adjustment pursuant to these terms, the term "Subordinate Voting Shares", where used above, shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this section, the holder is entitled to receive upon the exchange of Exchangeable Shares, and the number of Subordinate Voting Shares indicated by any exchange of an Exchangeable Share shall be interpreted to mean the number of Subordinate Voting Shares or other property or securities the holder of the Exchangeable Share is entitled to receive upon the exchange of an Exchangeable Share as a result of such adjustment and all prior adjustments pursuant to these terms.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Exchangeable Shares may be carried out unless, at the same time, the Multiple Voting Shares and Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

(g)	Alteration to Rights of Exchangeable Shares.

As long as any Exchangeable Shares remain outstanding, the Company will not, without the consent of the holders of the Exchangeable Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Exchangeable Shares.

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SCHEDULE "B"

2018 STOCK AND INCENTIVE PLAN

B-1

CURALEAF HOLDINGS, INC.

2018 STOCK AND INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: October 25, 2018
APPROVED BY THE COMPANY’S SHAREHOLDERS: October 12, 2018
FIRST AMENDED BY THE BOARD OF DIRECTORS: November 12, 2020
FURTHER AMENDED BY THE BOARD OF DIRECTORS: August 18, 2023

Section 1.	Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, Consultants and Non- Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Section 2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)               “Affiliate” shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company or any entity whose financial statements are consolidated in the financial statements of the Company. For purposes of the preceding sentence, “controlled” (including, with correlative meanings, the terms “control”, “controlled by” and “under common control with”), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (a) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (b) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.

(b)               “Award” shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Share Unit, Performance Award, Dividend Equivalent or Other Stock-Based Award granted under the Plan.

(c)               “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 12(b).

(d)               “Black-Out Period” shall mean a period of time when pursuant to any policies of the Company (including the Company’s insider trading policy), any securities of the Company may not be traded by certain Persons designated by the Company.

(e)               “Board” shall mean the Board of Directors of the Company.

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(f)                “Business Day” shall mean a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia and New York, New York for the transaction of banking business.

(g)               “Cause” with respect to a Participant: (i) shall have the meaning ascribed to such term (or words of like import), in any written employment agreement or other applicable written agreement in effect between the Participant and the Company or an Affiliate that contains an enforceable contractual termination provision; or (ii) in the absence of such agreement (or where there is such an agreement but it does not contain an enforceable contractual termination provision or does not define “cause” (or words of like import)), shall mean: (A) an act or omission which is dishonest or fraudulent against the Company or an Affiliate, (B) a conviction of any charge involving moral turpitude or that results in material, reputational, or financial harm to the Company, its agents representatives or its Affiliates, (C) a willful misconduct in the performance of the Participant’s job responsibilities or material failure to adhere to legal policies of the Company or an Affiliate, (D) a material breach of the then-current corporation policies, procedures and rules of the Company or an Affiliate, (E) an act which negatively impacts the Company or its employees including, but not limited to, engaging in competition with the Company, disclosing confidential information or engaging in sexual harassment or discrimination in violation of policies of the Company, or (F) any other act or omission or series of acts or omissions that would, pursuant to applicable legislation or common law, permit the Company or an Affiliate to, without notice or payment in lieu of notice, terminate the Participant’s employment.

(h)               “Change of Control” shall mean the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs (A) upon the exercise or settlement of Awards granted by the Company; or (B) as a result of the conversion of the Multiple Voting Shares in the capital of the Company into Subordinate Voting Shares;

(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

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(iii)	the sale or other disposition of all or substantially all of the Company’s assets to a Person other than a Person that was an Affiliate of the Company at the time of such sale or other disposition, other than a sale or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition; provided that the sale or other disposition of the Company’s assets to a Person that is not an Affiliate but which is consolidated in the Company’s financial statements shall not be considered to constitute a Change of Control; or

(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement).

Notwithstanding anything to the contrary set out in this Plan, the transactions to be undertaken or completed in connection with or as a result of any reorganization of the Company and its Affiliates in relation to or for the purposes of the Company’s listing on an Exchange shall not, for any purposes hereof, constitute a Change of Control.

(i)               “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(j)                “Committee” shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan. At any time that the Company is an SEC registrant and is not a “foreign private issuer” for purposes of the Securities Act and the Exchange Act, the Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3 of the Exchange Act, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act.

(k)               “Company” shall mean Curaleaf Holdings, Inc., a British Columbia corporation, and any successor corporation.

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(l)                 “Consultant” shall mean a Person, or an individual employed by a Person, other than an employee, an officer or a Non-Employee Director of the Company, that:

(i)	is engaged to provide services to the Company or to an Affiliate, other than services provided in relation to a distribution of securities;

(ii)	provides the services under a written contract with the Company or an Affiliate;

(iii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and

(iv)	in the case of a U.S. Participant, (A) is a natural person whom renders bona fide services to the Company or any Affiliate, and such services are not in connection with the offer and sale of securities in any capital-raising transaction and (B) does not directly or indirectly promote or maintain a market for the Company’s or any Affiliate’s securities.

(m)              “Continuous Service” shall mean the period during which a Participant actively renders services to the Company or an Affiliate, but shall exclude any period that follows or ought to have followed, as applicable, the later of: (i) the Participant’s last day of actively rendering services to the Company or an Affiliate, or (ii) the end of the minimum notice of termination period that is required to be provided to an employee pursuant to applicable employment standards legislation (if any), whether that period arises from a contractual or common law right. For certainty, “Continuous Service” in the case of a Participant who is an employee (including an employee who is an officer) shall be deemed to exclude any period of deemed employment in connection with a termination of employment, any period of notice of termination, any period of notice of resignation or payment in lieu of notice of termination or resignation whether pursuant to applicable law, contract or further to a judgment rendered by a tribunal of competent jurisdiction, as the case may be.

(n)               “CSE” shall mean the Canadian Securities Exchange.

(o)               “Director” shall mean a member of the Board.

(p)               “Dividend Equivalent” shall mean any right granted under Section 7(e) of the Plan.

(q)               “Effective Date” shall mean the date the Plan is adopted by the Board, as set forth in Section 13.

(r)                “Eligible Person” shall mean any employee, officer, Non-Employee Director or Consultant of the Company or any of its Affiliates; provided, however, that solely with respect to the grant of an Incentive Stock Option, an Eligible Person shall be any employee (including any executive officer) of the Company or any of its Affiliates.

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(s)                “Exchange” shall mean the CSE, the TSX, the NYSE, the NASDAQ or any reputable stock exchange in Canada or the United States on which the Shares may be posted for trading from time to time.

(t)                 “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

(u)               “Incentive Stock Option” shall mean an option granted under Section 7(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(v)               “Insider” shall mean a “reporting insider” as defined in National Instrument 55- 104 – Insider Reporting Requirements and Exemptions and includes affiliates (as such term is defined in Part 1 of the TSX Company Manual) of such “reporting insider”.

(w)               “Insider Participation Limit” shall mean the limits set forth in Section 5 of this Plan.

(x)                “Listed Security” means any security of the Company that is listed or approved for listing on a U.S. national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the U.S. Financial Industry Regulatory Authority (or any successor thereto).

(y)               “Market Value” shall mean (i) if the Shares are listed on the CSE, the price of one Share at the close of the regular trading session of such market or exchange on the last trading day prior to the relevant date, and if no sale of Shares shall have occurred on such date, on the next preceding date on which there was a sale of Shares, (ii) if the Shares are listed on the TSX, the VWAP on the TSX for the five (5) trading days preceding the date on which Market Value is to be determined, (iii) if the Shares are listed on (a) the TSX and (b) the NYSE or the NASDAQ, at any date on which Market Value is to be determined, the closing price of the Shares on the trading day prior to the date of grant, by reference to the price on the TSX where value is determined in Canadian dollars, and by reference to the price on the NYSE or the NASDAQ, as applicable, where value is determined in U.S. dollars., (iv) if the Shares are not so listed on any Exchange, the average of the closing “bid” and “asked” prices quoted by the OTC Bulletin Board, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted “bid” and “asked” prices on such date, on the next preceding date for which there are such quotes for a Share, or (v) if the Shares are not publicly traded as of such date, the per share value of one Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto. Notwithstanding the foregoing, in the event that the Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Market Value shall not be lower than the greater of the closing market price of the Shares on the CSE on (i) the trading day prior to the date of grant of the Options, and (ii) the date of grant of the Options. Further, solely with respect to a U.S. Participant, for purposes of the method described in clause (ii) herein (with respect to Shares listed on the TSX), Market Value shall mean the price of one Share at the close of the regular trading session of such market or exchange on the last trading day prior to such date, and if no sale of Shares shall have occurred on such date, on the next preceding date on which there was a sale of Shares.

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(z)               “Multiple Voting Shares” shall mean the multiple voting shares of the Company, each of which carries 100 votes and is convertible, in certain limited circumstances, into 100 Subordinate Voting Shares.

(aa)             “NASDAQ” shall mean the National Association of Securities Dealers Automated Quotation.

(bb)            “Non-Employee Director” shall mean a Director who is not also an employee of the Company or any Affiliate.

(cc)             “Non-Qualified Stock Option” shall mean an option granted under Section 7(a) of the Plan that is not intended to be an Incentive Stock Option.

(dd)             “NYSE” shall mean the New York Stock Exchange.

(ee)             “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase shares of the Company.

(ff)               “Other Stock-Based Award” shall mean any right granted under Section 7(f) of the Plan.

(gg)             “Participant” shall mean an Eligible Person designated to be granted an Award under the Plan.

(hh)             “Performance Award” shall mean any right granted under Section 7(d) of the Plan.

(ii)                “Performance Criteria” shall mean specified criteria established by the Board and set forth in the applicable Award Agreement, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award.

(jj)               “Permanent Disability” shall have the meaning attributed to such term (or words of like import), in any written employment agreement or other similar agreement in effect between a Participant and the Company or an Affiliate, and if there is no defined term, means the Participant’s inability to substantially fulfil their duties on behalf of the Company or an Affiliate as a result of illness or injury for a continuous period of nine (9) months or more or for an aggregate period of twelve (12) months or more during any consecutive twenty-four (24) month period, with the Participant being unable to resume their duties on behalf of the Company or any Affiliate on a full-time basis at the expiration of such period. “Permanently Disabled” shall have the corresponding meaning.

(kk)             “Person” shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(ll)               “Plan” shall mean the Company’s 2018 Stock and Incentive Plan, as amended from time to time.

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(mm)           “Restricted Stock” shall mean any Share granted under Section 7(b) of the Plan.

(nn)             “Restricted Share Unit” shall mean any unit granted under Section 7(b) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Market Value of a Share) at some future date, provided that in the case of Participants who are liable to taxation under the Tax Act in respect of amounts payable under this Plan, that such date shall not be later than December 31of the third calendar year following the year services were performed in respect of the corresponding Restricted Share Unit awarded.

(oo)             “Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(pp)             “Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

(qq)             “Share” or “Shares” shall mean Subordinate Voting Shares (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(b) of the Plan).

(rr)              “Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(ss)              “Stock Appreciation Right” shall mean any right granted under Section 7(b) of the Plan.

(tt)              “Subordinate Voting Shares” shall mean the subordinate voting shares of the Company.

(uu)             “Tax Act” shall mean the Income Tax Act (Canada).

(vv)             “Termination Date” shall mean the date on which a Participant ceases to be eligible to receive Awards under the Plan as a result of the termination of his or her employment or engagement with the Company. For certainty, (i) in the event of the Participant’s resignation, such date shall be the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Company or an Affiliate, (ii) in the event of the Participant’s death or Permanent Disability, such date shall be the date of death or the date on which such Permanent Disability is established, as applicable, and (iii) in the event of the Participant’s termination of employment, or position as director, executive or officer of the Company or an Affiliate, or Consultant providing ongoing services to the Company and its Affiliates, the last day of the Participant’s Continuous Service.

(ww)           “TSX” shall mean the Toronto Stock Exchange.

(xx)              “United States” shall mean the United States of America, its territories and possession, any State of the United States, and the District of Columbia.

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(yy)             “U.S. Award Holder” shall mean any holder of an Award who is a “U.S. person” (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States.

(zz)              “U.S. Participant” shall mean a Participant who is employed primarily in the United States, or is a United States resident or United States citizen for United States federal income tax purposes, or is otherwise subject to the applicable provisions of the Code.

(aaa)            “Withholding Taxes” shall have the meaning set forth in Section 8(c).

(bbb)          “VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded for the relevant period.

Section 3.	Administration

(a)               Power and Authority of the Board. The Plan shall be administered and interpreted by the Board or by the Committee appointed by the Board. If such Committee is appointed for this purpose, all references to the “Board” herein will be deemed references to such Committee. Subject to the express provisions of the Plan, applicable law and any applicable Exchange rules and policies, the Board shall have full power and authority to: (i) designate Eligible Persons as Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 8; (vi) modify, waive or adjust any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, early termination of a performance period, or modification of any other condition or limitation regarding an Award, the whole subject to the limitations in Section 8, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 8; (viii) determine the treatment of an Award upon a termination of employment or other service relationship, (ix) determine, amend or modify whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Board, subject to the requirements of Section 409A; (x) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (xi) correct any defect, supply any omission or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement, (xii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xiii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan; and (xiv) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Board, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

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(b)               Delegation. The Board may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Board may establish in its sole discretion, the authority to grant Awards; provided, however, that the Board shall not delegate such authority in such a manner as would cause the Plan not to comply with applicable Exchange rules or applicable corporate law.

(c)               Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of all applicable securities and Exchange rules and policies and (ii) only the Board (or a committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d)               Indemnification. To the full extent permitted by law, (i) no member of the Board or any person to whom the Board delegates authority under the Plan shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board and each person to whom the Board delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board or any other person may have by virtue of such person’s position with the Company.

Section 4.	Shares Available for Awards

(a)	Shares Available.

(i)	Subject to adjustment as provided in Section 4(c) of the Plan, the maximum number of Shares that may be issued under all Awards under the Plan shall not exceed 10% of the number of Shares outstanding from time to time, and for clarity, including the number of Shares issuable on conversion of the Multiple Voting Shares (calculated on a non-diluted basis). The number of Shares available for issuance under the Plan will increase as the number of issued and outstanding Shares increases from time to time.

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(ii)	No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under this Plan to exceed the above-noted number of Shares reserved for issuance under this Plan. For greater certainty, this Section (ii) shall not limit the Company’s ability to issue Awards that are payable other than in Shares issued from treasury. The Board may also cause Shares used to satisfy the settlement of Awards granted under the Plan to be purchased instead on the open market.

(iii)	For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

(iv)	If an outstanding Award (or portion thereof) under this Plan is forfeited, expires, is surrendered or cancelled, or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the Shares covered by such Award, if any, will again be available for issuance under the Plan.

(v)	Any Shares subject to an Award which has been exercised or settled in Shares will again be available for issuance under the Plan.

(vi)	Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(b)               Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitation contained in Section 4(c) below; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.

(c)               Additional Award Limitations. If, and so long as, the Company is listed on the CSE, the aggregate number of Shares issued or issuable to persons providing investor relations activities (as defined in CSE policies) as compensation within a one-year period, shall not exceed 1% of the total number of Shares then outstanding.

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Section 5.                 Limits with Respect to Insiders

(a)               The maximum number of Shares issuable from treasury to Eligible Persons who are Insiders, at any time, under this Plan shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(b)               The maximum number of Shares issued from treasury to Eligible Persons who are Insiders, within any one-year period, under this Plan shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)               Any Award granted pursuant to the Plan prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 5(a) and Section 5(b).

(d)               For so long as the Shares are listed on the CSE, the maximum number of Shares for which Awards may be granted to any one Participant shall not exceed (i) 5% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time, and (ii) 10 % of the of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time, in any 12-month period.

Section 6.                 Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Board may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Board, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term, as used herein, includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 7.                 Awards

(a)                Options. The Board is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan, as the Board shall determine:

(i)	Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Board and shall not be less than 100% of the Market Value of a Share on the date of grant of such Option;

(i)	Option Term. The term of each Option shall be fixed by the Board at the date of grant but shall not be longer than 10 years from the date of grant. Notwithstanding the foregoing, should the expiration date for an Option fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 8 hereof, the ten (10) Business Day period referred to in this Section 7(a)(i) may not be extended by the Board. Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options. Notwithstanding the foregoing in this Section 7(a)(ii), the expiry date of any Award granted to a U.S. Participant shall not be extended if such extension would violate Section 409A of the Code.

(ii)	Time and Method of Exercise. Prior to expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option may determine in its sole discretion, and the form or forms of exercise, including, but not limited to, cash, Shares, other securities, other Awards or other property, or any combination thereof, having a Market Value on the exercise date equal to the applicable exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(A)	Promissory Notes. Notwithstanding the foregoing, the Board may not permit payment of the exercise price, either in whole or in part, with a promissory note.

(B)	Net Exercises. The Board may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares having an aggregate Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Market Value of the Shares underlying the Option being exercised on the date of exercise, over the exercise price of the Option for such Shares.

(iii)	Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A)	To the extent that the aggregate Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

(B)	Subject to adjustment pursuant to Section 4(b) and the overall Plan limitation under Section 4(a), the maximum number of Shares that may be issued pursuant to Incentive Stock Options shall not exceed 71,566,480 Shares.

(C)	All Incentive Stock Options must be granted on or before August 18, 2033.

(D)	Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant; provided, however, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five years from the date of grant.

(E)	The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Market Value of a Share on the date of grant of the Incentive Stock Option.

(F)	Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Board shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b)               Stock Appreciation Rights. The Board is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Board, which price shall not be less than 100% of the Market Value of one Share on the date of grant of the Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Board (except that the term of each Stock Appreciation Right shall be subject to the same limitations in Section 7(a)(i) applicable to Options). The Board may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c)               Restricted Stock and Restricted Share Units. The Board is hereby authorized to grant an Award of Restricted Stock and Restricted Share Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Board shall determine:

(i)	Restrictions. Shares of Restricted Stock and Restricted Share Units shall be subject to such restrictions as the Board may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Board may deem appropriate. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 7(e).

(ii)	Issuance and Delivery of Shares or Cash. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Share Units, no Shares shall be issued, or cash equivalent payments made, at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Share Units evidencing the right to receive Shares or a cash equivalent, such Shares shall be issued and delivered, or such cash equivalent amount paid by cheque or any other form of payment deemed acceptable by the Board, to the holder of the Restricted Share Units.

(iii)	Forfeiture. Except as otherwise determined by the Board or as provided in an Award Agreement, upon a Participant’s termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Board) during the applicable restriction period, all Shares of Restricted Stock held by such Participant at such time shall be forfeited and reacquired by the Company for cancellation at no cost to the Company; provided, however, that the Board may waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock.

(d)               Performance Awards. The Board is hereby authorized to grant Performance Awards to Eligible Persons. A Performance Award granted under the Plan (i) may be denominated or payable in cash or Shares and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more Performance Criteria. Subject to the terms of the Plan, the Performance Criteria to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Board.

(e)               Dividend Equivalents. The Board is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Board) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Board. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Board shall determine. Notwithstanding the foregoing, (i) the Board may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

(f)                Other Stock-Based Awards. The Board is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Board to be consistent with the purpose of the Plan. The Board shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. No Award issued under this Section 7(f) shall contain a purchase right or an option-like exercise feature.

(g)               General

(i)	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Board or required by applicable law.

(ii)	Limits on Transfer of Awards. Except as otherwise provided by the Board in its discretion and subject to such additional terms and conditions as it determines, no Award and no right under any such Award shall be transferable by a Participant other than by will or by the laws of succession, descent and distribution, and no Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Where the Board does permit the transfer of an Award, such permitted transfer shall be for no value and in accordance with all applicable securities rules. The Board may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death.

(iii)	Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(b) hereof, the Board may not, without prior approval of the Company’s shareholders and applicable Exchange approval, seek to effect any repricing of any previously granted “underwater” Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right and granting either (A) replacement Options or Stock Appreciation Rights having a lower exercise price; or (B) Restricted Stock, Restricted Share Units, Performance Award or Other Stock-Based Award in exchange; or (iii) cancelling or repurchasing the underwater Option or Stock Appreciation Right for cash or other securities. An Option or Stock Appreciation Right will be deemed to be “underwater” at any time when the Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(iv)	Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Board determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Board in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(v)	Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a Change of Control, unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such Change of Control.

Section 8.                 Amendment and Termination; Corrections

(a)                Amendments to the Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Board may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or Exchange, including receipt of any required approval from the governmental entity or Exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with applicable Exchange policies. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Plan, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

(i)	amend the eligibility for, and limitations or conditions imposed upon, participation in the Plan;

(ii)	subject to Section 8(a)(vii), amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or Exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

(iv)	amend any terms relating to the administration of the Plan, including the terms of any administrative guidelines or other rules related to the Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the Plan or an Award that would:

(v)	require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company;

(vi)	increase the number of shares authorized under the Plan as specified in Section 4 of the Plan;

(vii)	reduce the exercise price or purchase price of Options under the Plan to the benefit of an Insider;

(viii)	amend the Plan to remove or exceed the Insider Participation Limit;

(ix)	permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 7(g)(iii) of the Plan;

(x)	permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Section 7(a)(i) and Section 7(b) of the Plan;

(xi)	permit Options to be transferable other than as provided in Section 7(g)(ii);

(xii)	amend this Section 8(a); or

(xiii)	increase the maximum term permitted for Options and Stock Appreciation Rights as specified in Section 7(a) and Section 7(b) or extend the terms of any Options beyond their original expiry date.

(b)                Corporate Transactions. Despite any other provision of this Plan or any Award Agreement, in the event of an actual or potential Change of Control, the Board has the right, in its sole discretion and on the terms it sees fit, without any action or consent required on the part of any Participant, to deal with any Awards (or any portion of any Awards) in the manner it deems equitable and appropriate in the circumstances, including the right to:

(i)	determine that any Awards will remain in full force and effect in accordance with their terms after the Change of Control;

(ii)	cause any Awards to be converted or exchanged for options or rights, as applicable, to acquire shares of another entity involved in the Change of Control, having substantially the same terms and conditions as the Awards, except as the Board may determine (provided that Performance Criteria relating to the Performance Awards may be adjusted to refer to such other entity, any of its affiliates and/or business unit of such other entity or its affiliates);

(iii)	accelerate the vesting of any unvested Awards;

(iv)	in the case of Options, provide Participants with the right to surrender any Options for an amount per underlying Share equal to the positive difference, if any, between the Market Value of the Share on the date of surrender and the Option’s exercise price;

(v)	in the case of Awards other than Options, provide participants with the right to surrender any such Awards for an amount per Award equal to the Market Value; and

(vi)	accelerate the date by which any Options (or any portion of any Options) must be exercised.

(c)                 Correction of Defects, Omissions and Inconsistencies. The Board may, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 9.                 General Conditions Applicable to Termination

(i)	Options. Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each Option shall be subject to the following termination conditions:

(A)	Upon the Participant’s employment, office, directorship or consulting agreement with the Company being terminated for Cause, any Options, whether unvested or vested but not exercised prior to the Termination Date shall immediately lapse and become null and void;

(B)	Upon the Participant becoming Permanently Disabled while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Shares which the Participant was entitled to acquire under the Options vested at the time of the occurrence of Participant Permanent Disability. Such Options shall be exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the occurrence of the Participant’s Permanent Disability or prior to the expiration of the term of the Options, whichever occurs earlier. If the Participant does not exercise the Options within the time specified herein, the Options shall terminate. All unvested Options shall immediately lapse and become null and void at the time of the occurrence of the Participant’s Permanent Disability;

(C)	If the Participant dies while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the person to whom the Options are transferred by will or the laws of succession only for that number of Shares which the Participant was entitled to acquire under the Options vested at the time of Participant death. Such Options shall be exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the Participant’s death or prior to the expiration of the term of the Options, whichever occurs earlier. If the person to whom the Options are transferred by will or the laws of succession does not exercise the Options within the time specified herein, the Option shall terminate. All unvested Options shall immediately lapse and become null and void at the time of the Participant’s death; and

(D)	Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, Permanent Disability or termination for Cause, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Shares which the Participant was entitled to acquire under the Options vested at the Termination Date. Such Options shall be exercisable within one (1) year after the Termination Date or prior to the expiration of the terms of the Options, whichever occurs earlier. If the Participant does not exercise the Options within the time specified herein, the Options shall terminate. All unvested Options shall immediately lapse and become null and void at the Termination Date.

(ii)	Restricted Share Units. Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each Restricted Share Unit shall be subject to the following conditions:

(A)	Upon the Participant’s employment, office, directorship or consulting agreement with the Company or an Affiliate being terminated for Cause, any Restricted Share Units, whether unvested or vested but not settled prior to the Termination Date shall immediately be forfeited and become null and void;

(B)	Upon the Participant becoming Permanently Disabled while employed by the Company or an Affiliate, or if the Participant dies while employed by the Company or an Affiliate, the Participant’s Restricted Share Units that have not vested prior to the Termination Date will vest pro-rata based on the number of days of employment from the first day of a full calendar year in which the grant of Awards is made to the Participant’s Termination Date divided by the total number of days from the first day of that full calendar year in which the grant of Awards is made to the applicable date of vesting. The Participant will forfeit all rights, title and interest with respect to Restricted Share Units which are not vested at the Participant’s Termination Date and all vested Restricted Share Units will be automatically redeemed or settled, as applicable, within ninety (90) days following the Participant’s Termination Date; and

(C)	Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, Permanent Disability or termination for Cause, the Participant will forfeit all rights, title and interest with respect to Restricted Share Units which are not vested and all vested Restricted Share Units will be automatically settled, as applicable, within ninety (90) days following the Participant’s Termination Date.

Section 10.                Income Tax Withholding

All obligations of the Company under this Plan shall be subject to the rights of the Company as set forth herein to withhold amounts required to be withheld for any taxes, if applicable. Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to Participants (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participants) under the Plan shall be made net of applicable taxes and source deductions (“Withholding Taxes”). If the event giving rise to the Withholding Taxes involves an issuance or delivery of Shares, then, the Withholding Taxes (and any applicable registration fee) may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules. Additionally, the Company may, in its sole discretion, satisfy all or any portion of the Withholding Taxes obligation relating to the Participant’s Awards by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to the Participant by the Company (or any of its Affiliates); or (ii) causing the Participant to tender a cash payment. It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Company shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall, to the fullest extent permitted by applicable law, indemnify and save harmless the Company from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or which the Company may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith. Furthermore, in the event the Company’s obligation to withhold arises prior to the delivery to the Participant of Shares or it is determined after the delivery of Shares to the Participant that the amount of the Company’s withholding obligation was greater than the amount withheld by the Company, the Participant shall indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

Section 11.              Securities Laws

The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and the exercise of any Options, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of an Exchange (as applicable), the Securities Act, the Exchange Act, and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations, the Securities Act, the Exchange Act, or any condition of such approvals. No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any foreign jurisdiction (other than Canada or the United States) or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void. Any Awards or Shares issued to a Participant in the United States that have not been registered under the Securities Act will be deemed “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act), and any Awards or Shares issued without a prospectus exemption under applicable Canadian securities laws, shall be affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States and Canada except pursuant to (i) registration under the Securities Act and the securities laws of all applicable states or available exemptions therefrom or (ii) a prospectus exemption pursuant to applicable Canadian securities laws, as applicable. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

Section 12.              General Provisions

(a)               No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)               Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. For greater certainty, the date of the Award shall be the date on which the Award is approved by the Board, regardless of the date on which the Participant signed the Award Agreement. An Award Agreement need not be signed by a representative of the Company unless required by the Board. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Board.

(c)               Plan Provisions Control. In the event of conflicting provisions contained within any applicable Award Agreement, the Board shall have the sole discretion to determine the prevailing provision and interpretation thereof.

(d)               No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Board may impose on such Awards pursuant to Section 7(c)(i)), neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e)               No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f)                No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Board and shall be fully bound thereby.

(g)               Governing Law. The internal law, and not the law of conflicts, of Delaware shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h)               Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i)                No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j)                Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k)               No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Board shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l)                Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 13.              Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable Exchange rule or policy.

Section 14.              Effective Date of the Plan

The Plan was initially adopted by the Board on October 25, 2018 and approved by the Company’s shareholders on October 12, 2018. The Plan was amended by the Board on November 12, 2020 and was amended and restated as this Plan on August 18, 2023.

ADDENDUM A

2018 Stock and Incentive Plan

(California Participants)

Prior to the date, if ever, on which the Shares becomes a Listed Security and/or the Company is subject to the reporting requirements of the Exchange Act, the terms set forth herein shall apply to Awards issued to California Participants. “California Participant” means a Participant whose Award is issued in reliance on Section 25102(o) of the California Corporations Code. All capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Plan.

1.                 The following rules shall apply to any Option in the event of termination of the Participant’s service to the Company or an Affiliate:

(a)           If such termination was for reasons other than death, “Permanent Disability” (as defined below), or cause, the Participant shall have at least 30 days after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Award be exercisable after the expiration of the term as set forth in the Award Agreement.

(b)           If such termination was due to death or Permanent Disability, the Participant shall have at least 6 months after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Option be exercisable after the expiration of the term as set forth in the Award Agreement.

“Permanent Disability” for purposes of this Addendum shall mean the inability of the Participant, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Participant’s position with the Company or any Affiliate because of the sickness or injury of the Participant.

2.                 Notwithstanding anything to the contrary in any section within the Plan itself, the Board shall in any event make such adjustments as may be required by Section 25102(o) of the California Corporations Code.

3.                 Notwithstanding anything stated herein to the contrary, no Option shall be exercisable on or after the 10th anniversary of the date of grant and any Award Agreement shall terminate on or before the 10th anniversary of the date of grant.

4.                 No Award shall be granted to a resident of California after August 18, 2033.

5.                 The Company shall furnish summary financial information (audited or unaudited) of the Company’s financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each California Participant during the period such Participant has one or more Awards outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Company shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701.

6.                The Plan or any increase in the maximum aggregate number of Shares issuable thereunder as provided in Section 4(a) (the “Authorized Shares”) shall be approved by a majority of the outstanding securities of the Company entitled to vote by the later of (a) a period beginning twelve (12) months before and ending twelve (12) months after the date of adoption thereof by the Board or (b) the first issuance of any security pursuant to the Plan in the State of California (within the meaning of Section 25008 of the California Corporations Code). Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such Awards shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, a foreign private issuer, as defined by Rule 3b-4 of the Exchange Act of 1934 shall not be required to comply with this paragraph provided that the aggregate number of persons in California granted options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

7.                Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award may only be transferred (i) by will, (ii) by the laws of descent and distribution, or (iii) as permitted by Rule 701 of the Securities Act of 1933, as amended.

8.                In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award; provided, however, that the Administrator will make such adjustments to an Award required by Section 25102(o) of the California Corporations Code to the extent the Company is relying upon the exemption afforded thereby with respect to the Award.

1.                This Addendum A shall be deemed to be part of the Plan and the Administrator shall have the authority to amend this Addendum A in accordance with Section 8 of the Plan.

SCHEDULE "C"

AUDIT COMMITTEE CHARTER

CURALEAF HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

CURALEAF HOLDINGS, INC.

CURALEAF HOLDINGS, INC.
AUDIT COMMITTEE CHARTER

1.	PURPOSE

The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the “Company”).

The Committee is responsible for:

a)	Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

●	Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

●	Reviewing the Company’s compliance with certain legal and regulatory requirements;

●	Evaluating the independent auditors’ qualifications and independence; and

●	Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)	Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)	Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee and each of its members shall be entitled to rely on:

a)	The integrity of those persons and organizations within and outside of the Company from which it receives information;

b)	The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and

c)	Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.	COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the Canadian Securities Exchange, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under NI 52-110.

All members of the Committee must (except to the extent permitted by NI 52-110) be “financially literate” (as defined by NI 52-110).

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.	MEETINGS

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.	Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B.	Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.	Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.	Quorum

A majority of the members of the Committee shall constitute a quorum.

E.	Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.	COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.	RESPONSIBILITIES OF THE COMMITTEE

A.	System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the Chief Executive Officer and Chief Financial Officer as adopted by the Board.

B.	Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

●	Review the scope of the audit, the audit plan and the audit procedures utilized.

●	Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.

●	Resolve any differences in financial reporting between management and the independent auditors.

●	Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

●	Review reports required to be submitted by the independent auditors concerning:

➢	All critical accounting policies and practices used in the preparation of the Company’s financial statements.

➢	All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

➢	Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

●	Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.

●	Review and discuss:

➢	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

➢	Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

●	Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

●	Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.	Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.	Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E.	Oversight of Independent Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

●	Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

●	Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

●	Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.

●	At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

●	Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

●	Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

●	Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

●	Consider whether rotation of the independent auditors is required to ensure independence.

F.	Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.

In overseeing internal audit, the Committee will:

●	Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

●	Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

●	Review internal audit activities, budget and staffing.

●	Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G.	Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

●	Monitor and review the Company’s Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

●	Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

●	On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

●	Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

●	Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.

●	Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

●	Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.	Risk Assessment and Risk Management

The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.	Ethical Standards

The Committee shall establish, maintain and oversee the Company’s Code of Business Conduct and Ethics (the “Code”), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.	Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.	Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

L.	Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.	Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.

N.	Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.	COMMITTEE ADMINISTRATIVE MATTERS

A.	Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.	Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.	Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.	Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.	Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.

F.	Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.	Review of this Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.	Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.